CURALEAF HOLDINGS, INC.

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS TO BE HELD ON JUNE 14, 2024
AND
MANAGEMENT INFORMATION CIRCULAR

May 6, 2024
118519292

CURALEAF HOLDINGS, INC.
NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
AND NOTICE OF AVAILABILITY OF MEETING MATERIALS
NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders (the “Meeting”) of Curaleaf Holdings, Inc. (the “Company”) will be held on June 14, 2024 at 9:00 a.m. (Eastern Time). This year again, the meeting will be held in a virtual format only. Our virtual annual general meeting of shareholders will allow all shareholders an equal opportunity to attend, vote and submit questions, no matter where they may physically be located on June 14, 2024. The Meeting will be held in virtual form only via live webcast at https://web.lumiconnect.com/268315222.
The items for consideration at the Meeting are as follows:
1.to receive and consider the annual audited financial statements of the Company for the financial year ended December 31, 2023, together with the notes thereto and the auditors’ report thereon (the “Financial Statements”);
2.set the number of directors to ten (10) and elect as directors for the forthcoming year the nominees proposed by the Company (see page 3 of the accompanying management information circular (the “Information Circular”));
3.to re-appoint PKF O’Connor Davies, LLP (“PKF O’Connor Davies”), Chartered Professional Accountants as auditors of the Company and authorize the board of directors of the Company (the “Board”) to fix the auditors’ remuneration and terms of engagement (see page 8 of the Information Circular); and
4.to transact such other business as may properly come before the Meeting or any adjournment(s) thereof.
As a shareholder of the Company (a “Shareholder”), it is very important that you read the Information Circular and other Meeting Materials (as defined herein) carefully. They contain important information with respect to the matters to be considered at the Meeting, on how to vote your shares and to attend and participate at the Meeting.
The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) thereof is April 30, 2024 (the “Record Date”). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) thereof. This year again, the Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all Shareholders (or their duly appointed proxyholders) will have an equal opportunity to participate in the Meeting regardless of geographic location and the size of equity ownership. Shareholders will not be able to attend the Meeting in person.
Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting online at https://web.lumiconnect.com/268315222, where they can participate, vote, or submit questions during the Meeting’s live webcast. Non-registered holders of subordinate voting shares of the Company (“Non-Registered Holders”) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate or vote at the Meeting. If you are a Non-Registered Holder and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instruction form or other instructions received from your financial intermediary to ensure that your subordinate voting shares of the Company will be voted at the Meeting by a duly appointed proxyholder or to ensure that you will be able to personally attend, participate and vote at the Meeting.
118519292

To be effective, the enclosed proxy or voting instruction must be returned to the Company’s registrar and transfer agent, Odyssey Trust Company (“Odyssey”) by: (i) mail using the enclosed return envelope; or (ii) hand delivery to Odyssey at Odyssey Trust Company, 1230, 300 5th Ave SW, Calgary, AB, T2P 3C4. Alternatively, you may vote by Internet at https://vote.odysseytrust.com and by clicking “Vote”. All instructions are listed on the proxy or voting instruction form. Your proxy or voting instruction form must be received in each case no later than 4:00 p.m. (Eastern Time) on June 12, 2024 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the beginning of any adjournment(s) to the Meeting.
A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting (including Non-Registered Holders who wish to appoint themselves as proxyholder in order to assist and vote at the Meeting directly) may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. Such appointed person need not be a Shareholder. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your shares, including if you are a Non-Registered Holder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to participate or vote at the Meeting and will only be able to attend as guests. To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com and provide Odyssey with their proxyholder’s contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if they are a beneficial Shareholder, so that Odyssey may provide the proxyholder with a Username via email.
If you are a Non-Registered Holder, a voting instruction form, instead of a form of proxy, will be enclosed. You must follow the instructions provided by your intermediary in order to vote your shares. Non-Registered Holders are Shareholders that do not hold their shares of the Company in their own name and whose shares are held through an intermediary.
NOTICE-AND-ACCESS
Notice is also hereby given that the Company has decided to use the notice-and-access method to deliver the Information Circular, the Financial Statements and related management’s discussion and analysis, and other meeting materials of the Meeting (the “Meeting Materials”) to both Non-Registered Holders and registered Shareholders. The notice-and-access mechanism allows the Company to deliver the Meeting Materials over the Internet in accordance with the notice-and-access rules adopted by the Canadian Securities Administrators under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the printing and mailing costs of the Meeting Materials. Shareholders are reminded to review carefully the Meeting Materials prior to voting.
Websites Where Meeting Materials Are Posted
Meeting Materials can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca or at https://odysseytrust.com/client/curaleaf-holdings-inc-2/, the website for the Meeting Materials

118519292

maintained by Odyssey. The Meeting Materials will remain posted on the Company’s profile on SEDAR+ and on Odyssey’s website at least until the date that is one year after the date the Meeting Materials were posted.
How to Obtain Paper Copies of the Meeting Materials
Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made at any time up to one year from the date the Meeting Materials are posted on Odyssey’s website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call Odyssey, at 1-888-290-1175 (toll-free in North America) or at 1-587-885-0960 (direct from outside of North America). To receive paper copies of the Meeting Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than May 31, 2024. If you do request a paper copy of the Meeting Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with this notice of annual general meeting of Shareholders and availability of Meeting Materials, for voting purposes.
DATED at New York, New York this sixth day of May 2024.
BY ORDER OF THE BOARD
(signed) “Boris Jordan”
Boris Jordan, Executive Chairman of the Board

118519292

TABLE OF CONTENTS
Cautionary Statement Regarding Forward-Looking Information. 1
Caution Regarding Cannabis Operations in The United States. 2
Particulars of Matters to be Acted Upon. 2
1. Presentation of the Financial Statements. 2
2. Number of Directors and Election of Directors. 3
3. Appointment of Auditors. 8
4. Consideration of Other Business. 8
General Statutory Information. 9
Solicitation of Proxies. 9
Notice-and-Access. 9
Revocation of Proxy. 11
Voting of Proxies and Discretion Thereof 11
Attendance and Participation at the Meeting. 11
Non-Registered Holders. 12
Interest of Certain Persons in Matters to be Acted Upon. 13
Voting Securities and Principal Holders Thereof 13
Take-Over Bid Protection. 18
Indebtedness of Directors and Executive Officers. 20
DIRECTOR COMPENSATION. 20
Director Summary Compensation Table. 20
Statement of Executive Compensation. 21
Compensation Discussion and Analysis. 21
Elements of Compensation. 24
Summary Compensation Table. 38
Incentive Plan Awards. 40
Employment, Consulting and Management Agreements. 44
Statement of Corporate Governance. 47
Board of Directors. 47
Chair and Vice-Chair 47
Meetings of Independent Directors. 48
Other Directorships. 48
Orientation and Continuing Education. 49
Ethical Business Conduct 49
Nomination of Directors. 49
Board Committees. 51
Compensation and Nominating Committee. 51
Audit Committee. 52
Assessments. 55
Interest of Informed Persons in Material Transactions. 55
Additional Information. 56
Shareholder proposals. 56
NON-GAAP FINANCIAL AND PERFORMANCE MEASURES. 56
Schedule "A" BOARD Charter. A-1

118519292

CURALEAF HOLDINGS, INC.
(“Curaleaf” or the “Company”)
MANAGEMENT INFORMATION CIRCULAR
This management information circular (the “Information Circular”) is dated April 30, 2024 and is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company (“Management”) for use at the annual general meeting (the “Meeting”) of the holders (collectively, the “Shareholders”) of subordinate voting shares of the Company (the “Subordinate Voting Shares”) and multiple voting shares of the Company (the “Multiple Voting Shares”) to be held on June 14, 2024 at 9:00 a.m. (Eastern Time) for the purposes set out in the notice of annual general meeting of the Shareholders and notice of availability of meeting materials (the “Notice”) accompanying this Information Circular. This year again, the Meeting will be held in a virtual format only. Our virtual annual general meeting of Shareholders will allow all shareholders an equal opportunity to attend, vote and submit questions, no matter their equity ownership or where they may physically be located on June 14, 2024. The Meeting will be held in virtual form only via live webcast at https://web.lumiconnect.com/268315222. See “General Statutory Information” for more information on how to attend, participate and vote at the Meeting.
All dollar amounts herein are expressed in United States (“U.S.”) dollars, unless otherwise indicated.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain statements in this Information Circular constitute forward-looking statements. The words “scheduled”, “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.
Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.
Many risks, uncertainties and other factors could cause the Company’s actual results or affairs to differ materially from those expressed or implied by the forward-looking statements, including, without limitation,
118519292

the risks, uncertainties and other factors discussed in the “Risk Factors” sections of our annual management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2023 and 2022 dated March 6, 2024 and of our annual information form for the year ended December 31, 2023 dated March 6, 2024, both of which are available under the Company’s profile at www.sedarplus.ca. Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully.
In respect of the forward-looking statements and information, the Company has provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this Information Circular are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. Should one or more of the foregoing risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.
The forward-looking statements contained in this Information Circular are made as of the date of this Information Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. We caution investors not to rely on the forward-looking statements contained in this Information Circular when making an investment decision in the Company’s securities. You are encouraged to read our filings with Canadian securities regulatory authorities available at www.sedarplus.ca under the Company’s profile for a discussion of these and other risks and uncertainties.
CAUTION REGARDING CANNABIS OPERATIONS IN THE UNITED STATES
Investors should note that there are significant legal restrictions and regulations that govern the cannabis industry in the U.S. Cannabis remains a Schedule I drug under the U.S. Controlled Substances Act, making it illegal under federal law in the U.S. to, among other things, cultivate, distribute or possess cannabis in the U.S. Financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the U.S. may form the basis for prosecution under applicable U.S. federal money laundering legislation.
While the approach to enforcement of such laws by the federal government in the U.S. has trended toward non-enforcement against individuals and businesses that comply with medical- or adult-use cannabis programs in states where such programs are legal, strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under U.S. federal law, nor will it provide a defense to any federal proceeding which may be brought against the Company. The enforcement of federal laws in the U.S. is a significant risk to the business of the Company and any proceedings brought against the Company thereunder may adversely affect the Company’s operations and financial performance.
PARTICULARS OF MATTERS TO BE ACTED UPON
1.Presentation of the Financial Statements
The Company’s annual audited financial statements for the financial year ended December 31, 2023, together with the notes thereto and the auditors’ report thereon (the “Financial Statements”) will be presented at the Meeting but will not be subject to a vote. A copy of the Financial Statements has been

118519292

filed and is available at SEDAR+ under the Company’s profile on www.sedarplus.ca or at https://odysseytrust.com/client/curaleaf-holdings-inc-2/, the website for the Meeting Materials (as defined herein) maintained by the Company’s transfer agent and registrar, Odyssey Trust Company (“Odyssey”).
2.Number of Directors and Election of Directors
The articles of the Company require a minimum of three (3) directors of the Company. At the last annual general meeting of the Company held on October 4, 2023, the Shareholders fixed the number of directors of the Company at ten (10), and there are currently eight (8) directors on the board of directors of the Company (the “Board”). The present term of office of each current director of the Company will expire at the Meeting. At the Meeting, it is proposed (i) to set the number of directors of the Company at ten (10), and (ii) that eight (8) directors be re-elected.
After recommendation by the Compensation and Nominating Committee of the Board (the “CN Committee”) that the director-nominees listed in this Information Circular be presented for election at this Meeting and after unanimous approval of such recommendation by the Board, the Company proposes to nominate at the Meeting the persons whose names are set forth in the following table, each to serve as a director of the Company until the next meeting of Shareholders at which the election of directors is considered, or until a successor is duly elected or appointed, unless such director resigns, is removed or becomes disqualified in accordance with the articles of the Company or the Business Corporations Act (British Columbia) (the “BCBCA”). The persons named in the accompanying form of proxy or voting instruction form, as applicable, intend to vote for the election of such persons at the Meeting, unless otherwise directed. The Company does not contemplate that any of the nominees will be unable to serve as a director of the Company.
The following table and the notes thereto set out the name of each person proposed by the Company to be nominated for election as a director of the Company at the Meeting, the period during which such persons have been a director of the Company, their principal occupation within the five (5) preceding years, all offices of the Company now held by such persons, and their shareholdings as of the Record Date, which includes the number of voting securities of the Company beneficially owned, or over which control or direction is exercised, directly or indirectly, to the knowledge of the Company, based on publicly available filings.

Name of Proposed Nominee, Province/State and Country of Residence	Year First Elected or Appointed as Director	Board and Committee Attendance for 2023		Principal Occupation(s) for the Past Five Years	Shares Owned, Controlled or Directed, Directly or Indirectly(1)(2)
Boris Jordan(3) Florida, U.S. Executive Chairman Not independent	2018	Board	7 out of 7	Curaleaf, Executive Chairman (from October 2018 to present); Renaissance Insurance Group PJSC, Director / Chairman of the Board of Directors (from September 2018 to January 2023)	93,970,705 Multiple Voting Shares 54,608,060 Subordinate Voting Shares
		Audit Committee(4)	5 out of 5
		CN Committee	8 out of 8

118519292

Joseph Lusardi Massachusetts, U.S. Executive-Vice Chairman Not independent	2018	Board	7 out of 7	Curaleaf, CEO (from March 2016 to December 2019); Massapoag Advisors, Principal and Founder (from August 2013 to present)	5,307,984 Subordinate Voting Shares
Dr. Jaswinder Grover(5) Nevada, U.S. Director Independent	2020	Board	6 out of 7	Allegiant Institute and the Smoke Ranch Surgery Center, Founder (from February 1995 to present)	5,535,526 Subordinate Voting Shares
Karl Johansson(3)(6) Minnesota, U.S. Director Independent	2018	Board	7 out of 7	Ernst & Young, Managing Partner (from January 1976 to February 2015)	96,078 Subordinate Voting Shares
		Audit Committee	5 out of 5
		CN Committee	8 out of 8
Peter Derby(7)(8) Florida, U.S. Director Independent	2018	Board	6 out of 7	Concinnity Advisors, LP, Founder (from August 2011 to present)	514,902 Subordinate Voting Shares
		Audit Committee	5 out of 5
		CN Committee	8 out of 8
Mitchell Kahn(9) Illinois, U.S. Director Not independent	2020	Board	5 out of 7
Grassroots, Co-Founder and CEO (from March 2017 to present); Greenhouse Group LLC, Principal and CEO (from September 2014 to present);
Frontline Real Estate Partners, Principal and CEO (from March 2012 to July 2020)
					5,628,843 Subordinate Voting Shares

118519292

Michelle Bodner(13) New York, U.S. Director Not independent	2022	Board	6 out of 7
Fountainhead Advisory Services, Inc., Principal (from November 2008 to present;
Curaleaf Regional President (from March 2019 to March 2020);
Curaleaf NY, President and CEO (from July 2017 to March 2019)
					247,496 Subordinate Voting Shares
Shasheen Shah(7)(10) New Mexico, U.S. Director Independent	2022	Board	7 out of 7	Coherent Strategies Consulting and Coaching, CEO (from November 2006 to present)	20,746 Subordinate Voting Shares
		Audit Committee(11)	N/A
		Governance Committee(12)	N/A
Notes:
(1)No director beneficially owns, or controls or directs, directly or indirectly, any of the voting securities of the subsidiaries of the Company.
(2)These figures do not include Options and RSUs (as each such term is defined herein) which are disclosed elsewhere in this Information Circular.
(3)Member of the CN Committee.
(4)Mr. Boris Jordan ceased to be a member of the Audit Committee (as defined herein) as of December 5, 2023.
(5)Under the amended and restated merger agreement to acquire Cura Partners, Inc. (“Cura”) dated October 30, 2019, certain former securityholders of Cura have the right to appoint one individual to serve on the Board. Dr. Grover is the nominee appointed by such former securityholders.
(6)Chair of the Audit Committee.
(7)Member of the Audit Committee. In addition to their attendance to the regularly scheduled meetings of the Audit Committee in connection with the review of financial reports, Mr. Derby and Mr. Johansson performed work for the Audit Committee in connection with the review of certain purchases and sales of products through the Company's wholesale channel to determine whether they had commercial substance, and to confirm the timing and appropriateness of the recognition of revenue from those transactions, mainly in the last quarter of 2021 and the first and second quarters of 2022.
(8)Chair of the CN Committee.
(9)Under the amended and restated merger agreement to acquire GR Companies, Inc. (“Grassroots”) dated June 22, 2020, the former core securityholders of Grassroots have the right to appoint one individual to serve on the Board. Mitchell Kahn, co-founder and former CEO of Grassroots, is the nominee appointed by the former core securityholders of Grassroots.
(10)Chair of the Governance Committee (as defined herein).
(11)Mr. Shasheen Shah was appointed to the Audit Committee as of December 5, 2023.
(12)The Governance Committee was formed, and its charter was approved by the Board of Directors in December 2023. Mr. Shasheen Shah was appointed to the Governance Committee as of January 1, 2024. This committee will start functioning once other members are appointed. No Governance Committee meetings were held in 2023.
(13)Ms. Bodner was appointed as director effective as of December 16, 2022.

The biographies of the proposed nominees for directors are set out below.
Boris Jordan | Executive Chairman of the Board. Mr. Jordan is an American businessman, co-founder of Renaissance Capital Group and The Sputnik Group (now known as SPK Group), two international investment and advisory firms. In the early 1990’s, Mr. Jordan was considered a key player in the development of the Russian stock market. Mr. Jordan is a longstanding Member of the Council on Foreign Relations and a member of The Board of Trustees of New York University. Since acquiring majority control

118519292

of Curaleaf in 2015, Mr. Jordan has been impactful in the Company’s emergence as an industry leader. Mr. Jordan serves as a member of the CN Committee. Mr. Jordan holds a B.A. from New York University.
Joseph Lusardi | Executive Vice Chair. Mr. Lusardi is a pioneer in the U.S. cannabis industry and is credited with opening one of the first medical cannabis operations on the East Coast. Mr. Lusardi has over a decade of cannabis experience, as well as 20 years’ experience in finance, private equity and entrepreneurship. Since 2015, Mr. Lusardi has led the Company through a significant growth trajectory from a small medical device company to a publicly traded, vertically integrated multi state cannabis operator. In 2019, he oversaw two transformational acquisitions – Select, the leading cannabis wholesale brand in the United States, and Grassroots, which expanded Curaleaf’s presence from 12 to 19 states with over 130 licenses. Mr. Lusardi has been instrumental in developing an organizational strategy focused on the advancement of cannabis science to support patients in need of medical cannabis as well as adult-use customers. He previously held executive positions at financial services companies including Liberty Mutual Group, Fidelity Investments, and Affiliated Managers Group. Mr. Lusardi has a B.B.A. from The Catholic University of America and an M.B.A. from Boston College.
Jaswinder Grover, M.D. | Director. Jaswinder Grover, M.D. is an orthopedic and spine surgeon who has practiced in Las Vegas, Nevada for the past 25 years. Dr Grover is the founder, developer, and the owner of the Allegiant Institute and the Smoke Ranch Surgery Center, a referral center for patients with spine and pain disorders, which together employ more than 100 people in Las Vegas, Nevada. Originally from India, he spent his childhood in England and migrated to the United States as a teenager. He was invited to attend UCLA School of Medicine as an early acceptance for gifted students after only three years of college graduating with his MD at the age of 23. He performed his residency in orthopedic and trauma surgery at the USC - Los Angeles County Medical Center for five years. He thereafter served as fellow of spinal cord injury at the University of British Columbia, fellow of cervical spine reconstructive surgery at McGill University, Montreal, and fellow of spinal deformity and lumbar reconstruction surgery Nottingham Center for spine surgery in England. He started his practice in Las Vegas, Nevada in 1995 as associate professor of orthopedic surgery at the University Medical Center attending to the most complex spine and pelvis injuries. In 2004, he began the Nevada Spine Clinic and Center for Special Surgery, a private practice dedicated to the evaluation, care and treatment for patients with spinal disorders. The center has since evolved to become the Allegiant Institute, a comprehensive referral center for patients with spine, musculoskeletal, and pain disorders both acute and chronic, providing complete assessment and treatment options for affected patients. The Institute encompasses imaging and MRI facilities, a pain management division offering both pharmacological and advanced interventional options, regenerative and stem cell therapies, and advanced surgical solutions both major reconstructive when necessary, and when possible minimally invasive outpatient technologies. The Institute is associated with the Smoke Ranch Surgery Center, a Joint Commission for the Accreditation for Hospitals accredited center. Over his career, Doctor Grover has personally performed over 12,000 spine surgeries and has pioneered various outpatient techniques in minimally invasive spine surgery. He is a member of the American Medical Association, the North American Spine Society, and a fellow of the American Academy of Orthopedic Surgeons. Doctor Grover remains actively involved as a consultant and surgeon.
Karl Johansson | Director. Mr. Johansson has broad experience in serving multinational clients, the coordination of international tax engagements, mergers and acquisitions, and due diligence projects in key global markets. Mr. Johansson has been a Managing Partner of Ernst & Young CIS and a Regional Partner for Eastern Europe countries, including CIS. He was a coordinator of the Foreign Investment Advisory Council (FIAC). Mr. Johansson has been a member of the Emerging Europe Business Council and Corporate Governance Task Force of the World Economic Forum, as well as the Foreign Investment Advisory Councils of Kazakhstan and Ukraine. He has also worked in Hong Kong, China and the Middle East. Mr. Johansson serves as the Chair of the Audit Committee, as well as a member of the CN Committee. Mr. Johansson received a Bachelor’s degree from the University of Minnesota and a Juris Doctor degree from the University of Pennsylvania.

118519292

Peter Derby | Director. Peter Derby is a founding partner of Concinnity Advisors, LP, the sub-advisor with investment discretion for the Capital Stewardship Strategy, which was formed in 2011. From 2008 to 2011, Mr. Derby was a portfolio manager at Diamondback Advisors NY, LLC. From 2007 to 2008, he was a founding member of The Concinnity Group, LLC. During William H. Donaldson’s tenure as Chairman of the Securities Exchange Commission, from 2003 to 2005, Mr. Derby served as the Securities Exchange Commission’s Managing Executive for Operations and Management. Earlier in his career, he was a Corporate Finance Officer at National Westminster Bank USA and an Auditor at Chase Manhattan Bank. Mr. Derby serves as the Chair of the CN Committee, as well as a member of the Audit Committee. Mr. Derby earned a B.S. in accounting, finance and international finance from New York University in 1983.
Mitchell Kahn | Director. Over his career, Mitchell Kahn has demonstrated a successful track record of business management, strong leadership, and entrepreneurship. Mr. Kahn graduated from University of Wisconsin School of Business and received his JD from Northwestern University Law School. After beginning his career as a transactional attorney focused on both real estate and corporate M&A transactions, he served as Senior Vice President at Sportmart, growing the company’s retail footprint from 20 to 70 stores. He then co-founded Hilco, a leading real estate restructuring, disposition valuation and appraisal firm. Mr. Kahn served as President and CEO and grew the business to more than 30 employees and annual revenues in excess of $15,000,000. In 2010, Mr. Kahn co-founded Frontline Real Estate Partners, a real estate investment and advisory company with expertise in the acquisition, development, management, disposition and leasing of commercial real estate properties throughout the United States The company has acquired properties valued at more than $125,000,000 and has built a successful brokerage and property management business currently managing more than two million square feet of properties. Mr. Kahn actively serves as Chairman of Frontline Real Estate Partners. In 2014, Mr. Kahn co-founded Grassroots Cannabis to provide safe and efficacious cannabinoid products to consumers. As CEO of the largest private, vertically integrated, cannabis operation in the United States, he established operations in 11 states, obtained more than 60 licenses, and empowered over 1100 employees. Today, Mr. Kahn serves on multiple boards and is actively involved in numerous charitable and community organizations.
Shasheen Shah | Director. Shasheen Shah is a leadership development coach and trusted advisor to global executives and organizations. As CEO of Coherent Strategies Consulting and Coaching, he specializes in developing high-performance teams, achieving successful business outcomes, and navigating the personal challenges that come with leadership. Mr. Shah has collaborated with executives from renowned companies, including Credit Suisse, Goldman Sachs, Barclays, Tesla, ButcherBox, and LinkedIn. He is also the author of "The Kid and the King: The Hidden Inner Struggle High Achievers Must Conquer to Reignite and Re-engage with Life." As a member of the company's governance and audit committees, Mr. Shah brings extensive experience in strategic planning and financial reviews. He has partnered with CEOs and CFOs to conduct yearly and quarterly financial reviews across various stages of company growth. His work spans diverse sectors, from venture-backed startups to mid-sized businesses in both public and private markets, ensuring alignment between strategic activities and financial goals. Mr. Shah holds a BA in Philosophy from Colgate University and is currently pursuing an MA in Clinical Psychology from Antioch University.
Michelle Bodner | Director. Michelle Bodner is a Wall Street trained entrepreneur with expertise in operations, real estate and executive coaching. She has delivered advisory services to government agencies, banks, large corporations, non-profits and early and mid-stage companies in multiple disciplines. In 2015, Ms. Bodner was engaged by Curaleaf, Inc. (then Palliatech, Inc.) as a consultant responsible for its New York State license application. Since that time, Michelle has held multiple positions at Curaleaf, including tenures as a director, first Chief Operating Officer, and the President and CEO of Curaleaf’s New York and Florida operations. Michelle was named one of the 2019 CBE Power Women in Cannabis. Prior to joining the cannabis industry, Michelle served in various roles, including Chief Operating Officer of the New York City Opera, Director of Project Development for the Empire State Development Corporation, and Strategic Consultant for Women’s World Banking.

118519292

The Management nominees named in the form of proxy or voting instruction form, as applicable, (absent contrary directions) intend to vote the shares represented thereby FOR setting the number of directors of the Company at ten (10), and FOR the re-election of each of the aforementioned named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any aforementioned named nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instruction form, as applicable, reserve the right to vote for another nominee at their discretion.
Cease Trade Orders, Bankruptcy/Insolvency Proceedings, Penalties and Sanctions
None of the Company’s directors or executive officers has, within the ten years prior to the date of this Information Circular, been a director or officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.
None of the Company’s directors or executive officers has, within the ten years prior to the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such director or executive officer, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
No director or executive officer of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
Conflicts of interest may arise as a result of the directors and officers of the Company also holding positions as directors or officers of other companies. They also invest and may invest in businesses, including in the cannabis sector, that compete directly or indirectly with the Company or act as customers or suppliers of the Company. Some of the individuals that are directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA. Further, to mitigate the risks caused by real or perceived conflicts of interest of its directors, officers and employees, the Company adopted a conflicts of interest policy pursuant to which, among other things, disclosure of the competing interests and the approval of the Company is required with respect to affiliations with competitors (including having a financial interest in such competitors) or companies with which Curaleaf does business.
Other than (i) certain of the Company’s or its subsidiaries’ directors and officers serving as directors and officers of other companies, and therefore being possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, (ii) certain of the Company’s or its subsidiaries’ directors and officers having portfolio investments consisting of minority

118519292

stakes in businesses that may compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company, and (iii) other than disclosed elsewhere in this Information Circular, to the best of the Company’s knowledge, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests.
3.Appointment of Auditors
Shareholders will be requested to appoint PKF O’Connor Davies, LLP (“PKF O’Connor Davies”), as auditors of the Company to hold office until the next annual meeting of Shareholders, and to authorize the directors of the Company to fix the auditors’ remuneration and the terms of their engagement. PKF O’Connor Davies were first appointed as auditors of the Company effective as of August 9, 2022.
The Management nominees named in the form of proxy or voting instruction form, as applicable, (absent contrary directions) intend to vote the shares represented thereby FOR the resolution re-appointing PKF O’Connor Davies as auditors of the Company for the ensuing year and authorizing the directors to fix PKF O’Connor Davies’ remuneration.
4.Consideration of Other Business
Following the conclusion of the formal business to be conducted at the Meeting, we will consider such other business, if any, that may properly come before the Meeting or any adjournment(s) thereof. As at the date hereof, Management is not aware of any amendments or variations to matters identified in the Notice or other matters that may properly come before the Meeting, other than those mentioned in said Notice.
GENERAL STATUTORY INFORMATION
Solicitation of Proxies
The solicitation of proxies by this Information Circular is being made by and on behalf of Management. Although it is expected that the solicitation of proxies will be primarily by mail and by Internet, proxies may also be solicited in person. The costs of solicitation of proxies will be borne by the Company.
Notice-and-Access
The Company is sending the Notice, this Information Circular, the Financial Statements and related management’s discussion and analysis and other meeting materials of the Meeting (the “Meeting Materials”) to the Shareholders using notice-and-access in accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), allowing the Company to send the Meeting Materials to Shareholders over the Internet. The Meeting Materials are being sent by the Company both to registered Shareholders, directly, and non-objecting beneficial owners and objecting beneficial owners (collectively, “Non-Registered Holders”), indirectly through intermediaries, and the Company assumes the delivery costs thereof. The Company may also retain, and pay a fee to, one or more professional proxy firms to solicit proxies from the Shareholders in favour of the matters set forth in the Notice.
Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive a notification with information on how they may access such materials electronically.

118519292

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the printing and mailing costs of the Meeting Materials. Shareholders are reminded to review carefully the Meeting Materials prior to voting.
Meeting Materials can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca or at the website https://odysseytrust.com/client/curaleaf-holdings-inc-2/ maintained by Odyssey for the Meeting Materials. The Meeting Materials will remain posted on the Company’s profile on SEDAR+ and on Odyssey’s website at least until the date that is one year after the date the Meeting Materials were posted.
Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made at any time up to one year from the date the Meeting Materials are posted on Odyssey’s website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call Odyssey, at 1-888-290-1175 (toll-free in North America) or at 1-587-885-0960 (direct from outside of North America). To receive paper copies of the Meeting Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than May 31, 2024. If you do request a paper copy of the Meeting Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with the Notice for voting purposes.
Voting at the Meeting
Registered Shareholders may vote at the Meeting, which will be held in a virtual format only, by completing a ballot online during the Meeting, as further described below. See “Attendance and Participation at the Meeting”.
Non-Registered Holders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate or vote at the Meeting. This is because the Company and its transfer agent do not have a record of the Non-Registered Holders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Non-Registered Holder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Appointment of Proxy” and “Attendance and Participation at the Meeting”.
Appointment of Proxy
The persons named in the enclosed proxy or voting instruction form are Boris Jordan, Executive Chairman of the Company and Mr. Joseph Lusardi, Executive Vice-Chairman of the Company. Shareholders have the right to appoint a person (who need not be a Shareholder) to represent him, her or it (through a legal representative) at the Meeting other than the persons designated in the form of proxy or voting instructions form, as applicable, including Non-Registered Holders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.
Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy (including Non-Registered Holders who wish to appoint themselves as proxyholders) and vote their shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.
•Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction

118519292

form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. You may deliver the completed proxy to Odyssey by: (i) mail using the enclosed return envelope; or (ii) hand delivery to Odyssey at 1230, 300 5th Ave SW, Calgary, AB T2P 3C4. Alternatively, you may vote by Internet at https://vote.odysseytrust.com and by clicking “Vote”. All instructions are listed on the enclosed Proxy Instrument. Your proxy or voting instruction form must be received in each case no later than 4:00 p.m. (Eastern Time) on June 12, 2024 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the beginning of any adjournment(s) to the Meeting. This MUST be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a beneficial Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.
•Step 2: Register your proxyholder: To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com by 4:00 p.m. (Eastern Time) on June 12, 2024 and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if they are a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting.
If you are a Non-Registered Holder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please see further instructions below under the heading “Attendance and Participation at the Meeting.”
Legal Proxy – US Beneficial Shareholders
If you are a beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Attendance and Participation at the Meeting” you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 4:00 p.m. (Eastern Time) on June 12, 2024.
Revocation of Proxy
In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy pursuant to this solicitation may revoke it at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used by an instrument in writing executed by the Shareholder or by his, her or its attorney authorized in writing and either delivered to the attention of the Corporate Secretary of the Company c/o Odyssey Trust Company, 1230, 500 5th Ave SW, Calgary, AB T2P 3C4, or by delivering written notice of such revocation to the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment(s) thereof.

118519292

Voting of Proxies and Discretion Thereof
The shares represented by your proxy or voting instruction form (as applicable) will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. When Shareholders have properly executed proxies in favour of persons designated in the printed portion of the proxy or voting instruction form (as applicable), and have not specified in the proxy or voting instruction form (as applicable) the manner in which the named proxies are required to vote the shares represented thereby, such shares will be voted “IN FAVOUR” of each item scheduled to come before the Meeting. The proxy or voting instruction form (as applicable) confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Information Circular, Management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the proxy or voting instruction form (as applicable) to vote such proxy according to their best judgment.
Attendance and Participation at the Meeting
The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid Username. Guests are welcome to attend and view the webcast, but will be unable to participate or vote at the Meeting. To join as a guest please visit the Meeting online at https://web.lumiconnect.com/268315222 and select “Join as a Guest” when prompted.
Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiconnect.com/268315222. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting:
•Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the Username. The Password to the Meeting is “curaleaf2024” (case sensitive). If as a registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online, but you will be able to attend as a guest.
•Duly appointed proxyholders: Odyssey will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is “curaleaf2024” (case sensitive). Only registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but not able to participate or vote at the Meeting. Shareholders who wish to appoint proxyholder other than the persons designated in the Proxy Instrument to represent them at the Meeting (including beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of Proxy”.
Non-Registered Holders
You are a Non-Registered Holder if your shares are registered in the name of an intermediary, such as a bank, a trust company, a securities dealer or broker, or an administrator of a self-administered RRSP,

118519292

RRIF, RESP or similar plan, that, in turn, holds those shares through a central depository such as the Canadian Depository for Securities Limited (CDS) (each an “Intermediary”).
Pursuant to NI 54-101, Intermediaries are required to request voting instructions from Non-Registered Holders prior to shareholders’ meetings. Without specific instructions from Non-Registered Holders, Intermediaries are prohibited from voting the shares registered in their name. Non-Registered Holders should ensure that instructions respecting the voting of their shares are communicated to their respective Intermediary.
If you are a Non-Registered Holder and wish to attend, participate and vote at the Meeting, you should carefully follow the instructions provided by your Intermediary, including those regarding when and where the voting instruction form is to be delivered, in order to appoint yourself as proxyholder. Non-Registered Holders should also carefully read the section “Appointment of Proxy” and “Attendance and Participation at the Meeting” above. Although Non-Registered Holders will not be recognized at the Meeting for the purpose of directly exercising the voting rights carried by the shares registered in the name of their Intermediary, they may attend the Meeting as proxy for the registered Shareholder and, in such capacity, exercise the voting rights carried by such shares by following the instructions to such effect provided by the Intermediary.
Notice to United States Shareholders
Curaleaf is a corporation organized under the laws of the Province of British Columbia, Canada, and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As such, the solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers.
Accordingly, the solicitation contemplated herein is being made to United States Shareholders only in accordance with Canadian corporate and securities laws and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the United States Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, or that the experts named herein are residents of a country other than the United States.
As a result, it may be difficult or impossible for the United States Shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.
In addition, the United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.
Interest of Certain Persons in Matters to be Acted Upon
Other than as described in this Information Circular, the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any of the following persons in any matter to be acted upon at the Meeting:

118519292

(1)each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;
(2)each proposed nominee for election as a director of the Company; and
(3)each associate or affiliate of any of the foregoing.
Votes Necessary to Pass Resolutions
Pursuant to the BCBCA, a simple majority (or 50%) of the votes cast at the Meeting is required to pass an ordinary resolution and a majority of two-thirds (2/3) (or 66-2/3%) of the votes cast at the Meeting is required to pass a special resolution. At the Meeting, Shareholders will be asked to consider, and if thought fit, to pass ordinary resolutions to fix the number of directors of the Company at ten (10), to elect the directors of the Company, and to appoint PKF O’Connor Davies as the auditors of the Company for the ensuing year and to authorize the Board to fix their remuneration.
Voting Securities and Principal Holders Thereof
The authorized share capital of the Company consists of an unlimited number of Multiple Voting Shares without par value, an unlimited number of Subordinate Voting Shares without par value and an unlimited number of non-voting and non-participating shares exchangeable for Subordinate Voting Shares (the "Exchangeable Shares"). As at the date of the Record Date, there are 647,687,037 Subordinate Voting Shares issued and outstanding, representing approximately 31.48% of voting rights attached to outstanding securities of the Company, and 93,970,705 Multiple Voting Shares issued and outstanding, representing approximately 68.52% of voting rights attached to outstanding securities of the Company. No Exchangeable Shares are issued and outstanding as at the date of this Information Circular.
The following is a summary of the current special rights or restrictions attached to the Subordinate Voting Shares, the Multiple Voting Shares and the Exchangeable Shares. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the completed provisions of the articles of the Company (the full text of which is available on SEDAR+ at www.sedarplus.ca under the Company’s profile).
Subordinate Voting Shares

Restricted Shares	The Subordinated Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian Securities Laws.
Right to Notice and Vote	Holders of Subordinate Voting Shares are entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company have the right to vote. At each such meeting, holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held.
Class Rights	As long as any Subordinate Voting Shares remain outstanding, the Company may not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right attached to the Subordinate Voting Shares. Holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company.

118519292

Dividends	Holders of Subordinate Voting Shares are entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company. No dividend may be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares, unless otherwise determined by the Board.
Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares are, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares, entitled to participate ratably along with all other holders of Subordinate Voting Shares and Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis).
Changes	No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes. Except as described below, the Subordinate Voting Shares cannot be converted into any other class of shares.
Conversion Upon an Offer	In the event that an offer is made to purchase Multiple Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of the Toronto Stock Exchange if the stock exchange on which the shares of the Company are listed has not implemented any rules with respect to “coattail” protections, or if the Multiple Voting Shares are not then listed, to be made to all or substantially all the holders of Multiple Voting Shares in a given province or territory of Canada to which these requirements apply, each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares at the inverse of the Conversion Ratio (as defined below) then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Multiple Voting Shares pursuant to the offer, and for no other reason. In such event, the Company shall deposit or cause the transfer agent for the Subordinate Voting Shares to deposit under the offer the resulting Multiple Voting Shares, on behalf of the holder. If Multiple Voting Shares, resulting from the conversion and deposited pursuant to the offer are withdrawn by the shareholder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Multiple Voting Shares being taken up and paid for, the Multiple Voting Shares resulting from the conversion shall be reconverted into Subordinate Voting Shares at the Conversion Ratio then in effect.

118519292

Multiple Voting Shares

Right to Notice and Vote	Holders of Multiple Voting Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company have the right to vote. At each such meeting, holders of Multiple Voting Shares are entitled to 15 votes per Multiple Voting Share.
Class Rights	As long as any Multiple Voting Shares remain outstanding, the Company may not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Additionally, consent of the holders of a majority of the outstanding Multiple Voting Shares are required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Multiple Voting Shares has one vote in respect of each Multiple Voting Share held. The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, bonds, debentures or other securities of the Company.
Dividends	The holders of the Multiple Voting Shares are entitled to receive such dividends as may be declared and paid to holders of the Subordinate Voting Shares in any financial year as the Board may by resolution determine, on an as-converted to Subordinate Voting Share basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio. No dividend may be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the Board.
Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, be entitled to participate ratably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Shares basis) and Subordinate Voting Shares.

118519292

Changes	No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares may occur unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.
Conversion	The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis (the “Conversion Ratio”) at any time at the option of the holder.
Automatic Conversion
The Multiple Voting Shares will terminate on the earlier of (i) the transfer or disposition of the Multiple Voting Shares by Mr. Boris Jordan, Executive Chairman of the Company, to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the Subordinate Voting Shares being listed and posted for trading on a U.S. national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. Refer to the management information circular dated July 30, 2021 and available on SEDAR+ (www.sedarplus.ca) under the Company’s profile for more information on such amendment.

Conversion Upon an Offer	In the event that an offer is made to purchase Subordinate Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of the Toronto Stock Exchange if the stock exchange on which the Subordinate Voting Shares are listed has not implemented any rules with respect to “coattail” protections, to be made to all or substantially all the holders of Subordinate Voting Shares in a given province or territory of Canada to which these requirements apply, each Multiple Voting Share shall become convertible at the option of the holder into Subordinate Voting Shares at the Conversion Ratio at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Multiple Voting Shares for the purpose of depositing the resulting Subordinate Voting Shares under the offer, and for no other reason. In such event, the Company shall deposit or cause the Company’s transfer agent for the Subordinate Voting Shares to deposit under the offer the resulting Subordinate Voting Shares, on behalf of the holder. If Subordinate Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Subordinate Voting Shares being taken up and paid for, the Subordinate Voting Shares resulting from the conversion shall be reconverted, into Multiple Voting Shares at the inverse of the Conversion Ratio then in effect.

118519292

Exchangeable Shares

Right to Notice and Vote
Except as otherwise required by the Business Corporations Act or these Articles, the holders of Exchangeable Shares shall not be entitled to receive notice of, attend, or vote at meetings of the shareholders of the Company; provided that the holders of Exchangeable Shares shall, however, be entitled to receive notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Company or the sale of its undertaking or assets, or a substantial part thereof, but holders of Exchangeable Shares shall not be entitled to vote at such meetings of the shareholders of the Company.

Class Rights
As long as any Exchangeable Shares remain outstanding, the Company will not, without the consent of the holders of the Exchangeable Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Exchangeable Shares.

Dividends	The holders of the Exchangeable Shares shall not be entitled to receive any dividends.
Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Exchangeable Shares shall not be entitled to receive any amount, property or assets of the Company.
Changes	No subdivision or consolidation of the Exchangeable Shares may be carried out unless, at the same time, the Multiple Voting Shares and Subordinate Voting Shares are subdivided or consolidated in a manner so as to preserve the relative rights of the holders of each class of securities.

118519292

Exchange Right	Each issued and outstanding Exchangeable Share may at any time, at the option of the holder, be exchanged for one Subordinate Voting Share.
Change of Control Adjustment
Upon any consolidation, amalgamation, arrangement, merger, redemption, compulsory acquisition or similar transaction of or involving the Subordinate Voting Shares, or a sale or conveyance of all or substantially all the assets of the Company to any other body corporate, trust, partnership or other entity (each a “Change of Control”), each Exchangeable Share that is outstanding on the effective date of a Change of Control shall remain outstanding and, upon the exchange of such Exchangeable Share thereafter, shall be entitled to receive and shall accept, in lieu of the number of Subordinate Voting Shares that the holder thereof would have been entitled to receive prior to such effective date, the number of shares or other securities or property (including cash) that such holder would have been entitled to receive on such Change of Control, if, on the effective date of such Change of Control, the holder had been the registered holder of the number of Subordinate Voting Shares which it was entitled to acquire upon the exchange of the Exchangeable Share as of such date, provided that, in the event that, in connection with a Change of Control, the Exchangeable Shares are to be exchanged for securities of another body corporate, trust, partnership or other entity that are substantially equivalent in all respects to the terms of the Exchangeable Shares (the “Alternative Exchangeable Security”), as determined by the board of directors of the Company, acting reasonably, using the same exchange ratio as is applicable for the Subordinate Voting Shares in connection with such Change of Control, then in such circumstances, each Exchangeable Share that is outstanding on the effective date of a Change of Control shall be exchanged for the Alternative Exchangeable Security.

The close of business on April 30, 2024 has been fixed as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of the Meeting and any adjournment(s) thereof and to vote their shares at the Meeting. Accordingly, only Shareholders of record on the Record Date are entitled to vote at the Meeting or any adjournment(s) thereof.
Except as set out below, to the knowledge of the directors and officers of the Company, based on publicly available filings, as of the Record Date, no person beneficially owns or exercises control over, directly or indirectly, more than 10% of the outstanding voting securities of the Company:

118519292

Name of Shareholder	Number of Subordinate Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Subordinate Voting Shares Owned, Controlled or Directed	Number of Multiple Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Multiple Voting Shares Owned, Controlled or Directed	Percentage of Votes Attaching to all Outstanding Shares Owned, Controlled or Directed
Boris Jordan	54,608,060	8.4%	93,970,705	100%	71.2%
Andrey Blokh	122,896,211	19.0%	-	-	6.0%

Take-Over Bid Protection
Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules applicable to most senior issuers in Canada, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares. Mr. Boris Jordan, as the beneficial owner of all the outstanding Multiple Voting Shares, entered into a customary coattail agreement dated October 25, 2018 with the Company and a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares.
The undertakings in the Coattail Agreement do not apply to prevent a sale by Mr. Boris Jordan of Multiple Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares that:
(1)offers a price per Subordinate Voting Share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares (on an as converted to Subordinate Voting Share basis);
(2)provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);
(3)has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and
(4)is in all other material respects identical to the offer for Multiple Voting Shares.
In addition, the restrictions contained in the Coattail Agreement do not prevent the transfer or sale of Multiple Voting Shares by a person or company who beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, 10% or more of the voting rights attached to any class of voting securities of the Company to a permitted holder, provided such transfer or sale is not or would not have been subject to the requirements to make a take-over bid or constitute or would constitute an

118519292

exempt take-over bid (as defined under applicable securities laws). The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, does not constitute a disposition of Multiple Voting Shares for the purposes of the Coattail Agreement.
Under the Coattail Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into Subordinate Voting Shares in accordance with the articles of the Company.
The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action is conditional on the Company or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Subordinate Voting Shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee. The Company agreed to pay the reasonable costs of any action that may be taken in good faith by holders of Subordinate Voting Shares pursuant to the Coattail Agreement.
The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of any applicable securities regulatory authority in Canada, and (b) the approval of at least 66 2⁄3% of the votes cast by holders of Subordinate Voting Shares excluding votes attached to Subordinate Voting Shares held by Mr. Boris Jordan and his permitted holders on terms which would constitute a sale or disposition for purposes of the Coattail Agreement other than as permitted thereby.
No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares under applicable law.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No individual is, or at any time during the most recently completed financial year of the Company was, a director or executive officer of the Company, and no proposed nominee for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee: (i) is or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries; or (ii) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
DIRECTOR COMPENSATION
Director Summary Compensation Table
The following table summarizes the total compensation earned by each of the directors, except for Mr. Boris Jordan and Mr. Joseph Lusardi, during the fiscal year ended December 31, 2023 (“Fiscal 2023”) and the manner in which the compensation was paid. For the compensation earned by Mr. Boris Jordan, Executive Chairman of the Company, and Mr. Joseph Lusardi, Executive Vice Chair of the Company refer to the “Summary Compensation Table” on page 38.

118519292

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
Peter Derby	$200,000	$150,000	-	-	-	-	$350,000
Karl Johansson	$200,000	$150,000	-	-	-	-	$350,000
Dr. Jaswinder Grover	$100,000	$150,000	-	-	-	-	$250,000
Mitchell Kahn	$100,000	$150,000	-	-	-	-	$250,000
Michelle Bodner	$100,000	$150,000	-	-	-	-	$250,000
Shasheen Shah	$100,000	$150,000	-	-	-	-	$250,000
The Company pays compensation to its directors, which is comprised of (i) cash and (ii) awards granted in accordance with the terms of the LTIP (as defined herein), or a combination of both. As at the date hereof, each non-executive director is entitled to an annual cash retainer in the amount of $100,000 and each of the Chair of the Audit Committee, the Chair of the CN Committee and the Chair of the Governance Committee is entitled to an additional annual cash retainer in the amount of $100,000. Currently the company does not offer additional compensation for non-chair committee membership or any meeting fees for Board or committee members. In addition, the Company may from time to time form ad hoc special committees to evaluate a special transaction. Depending on the transaction being evaluated, directors may be paid a special retainer for acting on such committee and may also be paid a meeting fee. Further, each non-executive director, subject to their continued service as a director of the Company, is entitled to an annual grant of RSUs (as defined herein) having an aggregate value of $150,000. The Company may grant additional RSUs to certain of its non-executive directors from time to time, as determined by the Board in its discretion. The directors are also reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Board, committees of the Board or meetings of the shareholders of the Company. The Company also obtained insurance for the benefits of its directors and has indemnification obligations for the benefit of its directors.
The table below sets forth the details of the outstanding RSUs held by each director (except for Mr. Boris Jordan and Mr. Joseph Lusardi) who served in that capacity for any part of Fiscal 2023. For the compensation earned by Mr. Boris Jordan, Executive Chairman of the Company, and Mr. Joseph Lusardi, Executive Vice Chair of the Company, refer to the “Summary Compensation Table” on page 38.

118519292

Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Peter Derby	45,798	$190,520	-
Karl Johansson	45,798	$190,520	-
Dr. Jaswinder Grover	45,798	$190,520	-
Mitchell Kahn	45,798	$190,520	-
Michelle Bodner	45,798	$190,520	-
Shasheen Shah	45,798	$190,520	-
STATEMENT OF EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
The following discussion describes the significant elements of the Company's executive compensation program, with particular emphasis on the process for determining the compensation payable to the named executive officers ("Named Executive Officers" or "NEOs", each a "Named Executive Officer" or a "NEO"), being (i) any individual who acted as Chief Executive Officer ("CEO") during the applicable fiscal year, (ii) any individual who acted as Chief Financial Officer (“CFO”) during the applicable fiscal year, and (iii) each of the three other most highly compensated executive officers (or individuals acting in a similar capacity) of the Company as at the end of the applicable fiscal year. For Fiscal 2023, the Company's NEOs were:
•Matt Darin, Chief Executive Officer;
•Ed Kremer, Chief Financial Officer;
•Boris Jordan, Executive Chairman;
•Joseph Lusardi, Executive Vice-Chairman; and
•Peter Clateman, Chief Legal Officer.
Compensation Governance and Philosophy
The compensation of the directors and executive officers is determined by the Board, on an annual basis, based on the recommendations of the CN Committee, which recommendations may be informed by third party consultant advice and research, including market comparable research on similarly situated directors and executive officers, as well as management recommendations. Recommendations of the CN Committee are made by taking into consideration the objectives discussed below and, if applicable, relevant industry data.
The CN Committee currently consists of three directors: Peter Derby (Chair), Boris Jordan and Karl Johansson, all of whom have direct and indirect experience relevant to their roles as members of the CN Committee, as detailed on page 6 of this Information Circular. Peter Derby and Karl Johansson are independent director members of the CN Committee. Mr. Jordan, as the Executive Chairman of the Company, is not independent and recuses himself from any decision or recommendation made by the CN Committee regarding his own compensation as Executive Chairman of the Company.

118519292

The Company’s compensation practices are designed to attract, retain, motivate and reward its executive officers for their performance and contribution to the Company’s long-term success. The Board seeks to compensate the Company’s executive officers by combining short and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with shareholder value creation. Corporate and individual performance objectives are tied to the executive officer’s primary business segment. These goals may include the achievement of specific financial or business development goals. The Board also seeks to set company-wide performance goals that reach across all business segments and include achievements in finance/business development and corporate development.
Rather than strictly applying formulas and weightings to performance objectives, which may lead to unintended consequences for compensation purposes, the CN Committee exercises its discretion and uses its sound judgment in making compensation determinations. The CN Committee’s comprehensive assessment of the overall business performance of the Company, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual NEO evaluations for total direct compensation. We believe shareholders are best served by the CN Committee applying sound judgment to final compensation outcomes, including making thoughtful decisions to adjust the inputs to the business performance calculation and payouts up or down when appropriate. We believe the consideration of discretion is even more important in times like these of continuing complexity and uncertainty.
Given the highly regulated and rapidly evolving nature of the cannabis industry, markets and products, it is challenging to design a compensation structure to attract and retain the kind of executive talent required to support the Company’s growth and expansion plans. Industry practices are variable and therefore compensation data analysis requires significant business judgment and interpretation of underlying business conditions. The CN Committee considers the Company’s business strategy, the expertise of its executives, and the ongoing evolution of industry and competitive compensation practices in establishing a tailored pay program that will attract and retain its executive talent.
In determining appropriate compensation levels, the CN Committee considers, in addition to market data and practices: (i) the executive’s experience, performance, contributions and job proficiency; (ii) retention risks and succession planning considerations; (iii) best practices and regulatory considerations; and (iv) internal equity relative to other executives.
The Company is not aware of any significant event that has occurred during the most recently completed fiscal year of the Company or since the beginning of the financial year ending December 31, 2024 that has significantly affected compensation.
Comparator Group
External peer market data was used to formulate the basis for the Fiscal 2023 executive compensation programs. Overall executive compensation is evaluated based on publicly available data within a specified predetermined peer group of companies (the “Peer Group”) as well as aggregate data within surveys of other companies’ published information. For Fiscal 2023, the Peer Group was composed of seven direct competitors of the Company operating in the cannabis industry, as well as eight similarly sized companies operating in comparable industries unrelated to cannabis. The annual revenue of the companies composing the Peer Group’s ranged from 50% to 200% of Curaleaf’s annual revenue, making these companies an adequate comparison pool for executive roles, in terms of scope and responsibilities. In addition, the non-cannabis related companies selected for peer analysis operate in highly regulated environments, like Curaleaf.
In Fiscal 2023, the Peer Group was composed of the following companies:

118519292

Cannabis related peers	Non-cannabis related peers
Tilray Brands Inc.	Consumer Package Goods Companies
Canopy Growth Corporation	Edgewell Personal Care Company
Cresco Labs Inc.	Helen of Troy Limited
Green Thumb Industries Inc.	Nu Skin Enterprises, Inc.
Trulieve Cannabis Corp.	Revlon, Inc.
Verano Holding Corp.	Gaming, Food and Alcohol Companies
The Cannabist Company Holdings Inc. (formerly Columbia Care Inc.)	Light & Wonder, Inc.
Boyd Gaming Corp
The Boston Beer Company, Inc.
Krispy Kreme, Inc.

Compensation Risk Management
The CN Committee uses quantitative analysis and best practices in analyzing executive pay together with discretion and judgment to identify risks arising from the Company’s compensation policies and practices. In reviewing the compensation philosophy, objectives and practices of the Company, the CN Committee has not identified any such risks that are reasonably likely to have a material adverse effect on the Company.
The CN Committee believes that the following features of performance-based bonus and equity programs appropriately incentivize the creation of long-term shareholder value while discouraging behavior that could lead to excessive risk:
•Financial Performance Measures. The financial metrics used to determine the amount of an executive’s bonus are measures that the CN Committee believes drive long-term shareholder value. The use of earnings-based metrics as well as revenue-based metrics provides mitigates the risk for excessive risk-taking. In addition, the ranges set for these measures are intended to reward success without encouraging excessive risk-taking.
•No Hedging. Pursuant to the Company’s insider trading policy, directors and NEOs of the Company are prohibited from engaging in any hedging or monetization activities including, without limitation, any use of financial instruments (such as options, puts, calls, forward contracts, futures, swaps, collars or units of exchange funds) or any other transactions that are designed to hedge or offset a decrease in the market value of any securities of the Company beneficially owned by such director, directly or indirectly, or in the value of any equity-based compensation awards of the director (such as stock options, deferred share units, restricted share units and performance share units). Similarly, directors and NEOs are prohibited from short selling any securities of the Company as such transactions may allow insiders to offset, or benefit from, a decrease in the market value of securities of the Company.
•Clawback Policy. The company is currently evaluating the adoption of a clawback policy to discourage excessive risk-taking and to motivate individuals to take accountability for their actions.

118519292

Compensation Consulting Services
The CN Committee has discretion to retain, at the Company's expense, independent consultants to advise its members on questions concerning executive and/or director compensation.
Executive Rewards Advisory was originally retained in late 2022 and in Fiscal 2023 to provide analysis, guidance and recommendations on the Company’s executive compensation programs. In addition to the development of a competitive peer group used to benchmark compensation practices, a market-based performance option grant was proposed and ultimately implemented for our Executive Chairman with vesting contingent upon specific trailing 15-day volume weighted average share prices, further aligning compensation with shareholder interests. See “Special One-Time Equity Award” below.
The below table sets forth the compensation paid to compensation consultants in the past two fiscal years:

	2023	2022
Executive Compensation-Related Fees	$49,661	$37,313
All Other Fees	Nil	Nil
TOTAL	$49,661	$37,313

Elements of Compensation
The compensation of the directors and Named Executive Officers is comprised of the following major elements: (a) a base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, which may consist of stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance compensation awards or other stock-based awards available under the Company’s Stock and Incentive Plan dated effective as of October 25, 2018 (as amended from time to time, the “LTIP”) or under any other equity plan of the Company that may be approved by the Board (and shareholders, as applicable) from time to time.
Each such element of the executive compensation program has been designed to meet one or more objectives of the overall compensation program of the Company. The salary of each NEO, combined with any discretionary cash bonuses and granting of long-term incentives they may receive, has been designed to provide total compensation which the Board believes is competitive.
1.Base Salary
Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries are determined on an individual basis, taking into consideration the past, current and potential contribution of the NEO to the Company’s success, the NEO’s experience and expertise, the position and responsibilities of the NEO, and competitive industry pay practices for other companies of similar size and revenue growth potential. Occasionally, we may make adjustments to base salaries during the year to align with comparable base salaries among the Peer Group or in recognition of significant contributions to the Company.
The following base salary adjustments were made effective March 26, 2023 following a comprehensive market analysis in addition to considering company compensation philosophy and competitive positioning as well as other internal factors. Other than as set forth below, no change was made to the base salary of any other NEO during Fiscal 2023.

118519292

Named Executive Officer	Title	2022 Base Salary	2023 Base Salary (as adjusted)	% Change
Ed Kremer	Chief Financial Officer	$500,000	$525,000	5.0%
Peter Clateman	Chief Legal Officer	$437,750	$475,000	8.5%

2.Short Term Incentive Plan
An annual bonus is a short-term incentive that is intended to reward each executive officer for his or her individual contribution and performance of personal objectives (the “Individual Performance”) in the context of overall corporate performance (the “Business Performance”). Bonuses are designed to motivate executive officers to achieve personal business objectives, to be accountable for their relative contribution to the Company’s performance, as well as to attract and retain executives. In determining compensation and, in particular, bonuses, the CN Committee considers factors over which the executive officer can exercise control, such as their role in identifying and completing acquisitions and integrating such acquisitions into the Company’s business, meeting any budget targets established by controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. Short-term cash incentives are paid only after both the Business Performance and the Individual Performance results are assessed against targeted levels of performance.
The Company’s Short-Term Incentive Plan (the “STIP”), approved by the CN Committee in June 2020 and implemented during the financial year ended December 31, 2021 (“Fiscal 2021”), provides for certain metrics in various compensable categories that govern annual bonus target percentages of base salary and amounts. Such metrics consist of Company-wide revenue- and earnings-based targets. In addition to these high-level financial metrics, function specific Key Performance Indicators (KPIs) based on the cultivation, manufacturing, merchandising and retail objectives of the Company, as well as achievement against the Individual Performance component are considered. The CN Committee retains the ability to make adjustments to the Business Performance component based on qualitative achievements of the Company. During Fiscal 2023, the Company did not reach its revenue- and earnings-based targets. For Fiscal 2023, the CN Committee considered a holistic perspective of the Company’s performance when making its decisions, taking into account not only our financial, customer, strategic and operational results, but also the impact of the economic and regulatory environments in which the Company operates, as well as our performance relative to peers.
The below table illustrates Curaleaf’s 2023 bonus targets (as a percentage of base salary) for the Named Executive Officers. The “Corporate Weighting” is a percentage determined based on the achievement by the Company of company-wide financial metrics described further below and corresponds to the Business Performance component of the STIP. The Business Performance carries a 80% weighting. The “Individual Weighting” is a percentage determined based on the individual’s performance, as determined by the CN Committee and the Board, and corresponds to the Individual Performance component of the STIP. The Individual Performance carries a 20% weighting. While the Individual Performance is assessed in light of a NEO’s individual contributions to the success and performance of the Company, for Fiscal 2023, the CN Committee and the Board determined that achievement by NEOs of their Individual Performance component would also be subject to the Company reaching a minimum threshold of financial performance, as further described below. If a NEO achieves the targets for the Business Performance and Individual Performance components, he will be entitled to his full bonus target, as further described below.

118519292

2023 Executive Bonus Targets
Named Executive Officer	Title	2023 Base Salary	2023 Bonus Target %	2023 Bonus Target	Corporate Weighting	Individual Weighting
Boris Jordan	Executive Chairman	$750,000	100%	$750,000	80%	20%
Matt Darin	Chief Executive Officer	$750,000	100%	$750,000
Joseph Lusardi	Executive Vice Chair	$500,000	100%	$500,000
Ed Kremer	Chief Financial Officer	$525,000	75%	$393,750
Peter Clateman	Chief Legal Officer	$475,000	60%	$285,000

The Curaleaf 2023 STIP again focused on financial metrics identified by management and ultimately approved by the CN Committee and the Board, which the Company, the CN Committee and the Board believed would continue to successfully move the Company’s business forward between growth and profitability. The below table illustrates the metrics and weightings that were used to measure the Company’s financial performance for Fiscal 2023. Each financial metric is assessed separately. As illustrated below, each metric has a target amount to be reached, as well as a threshold performance which must be met by the Company for a specific metric to be achieved. NEOs’ bonus payouts are calculated on a linear scale according to the Company’s performance, up to the maximum performance available under the STIP. In the table below, threshold performance corresponds to a 50% bonus payout, target performance corresponds to a 100% bonus payout, and maximum performance corresponds to a 200% bonus payout.

2023 Short Term Incentive Plan
Metrics(1)	Weighting	Threshold	Target(2)	Maximum
2023 Organic Global Revenue	33.33%	$1.37 billion	$1.44 billion	$1.56 billion
2023 Organic Adjusted EBITDA	33.33%	$319.6 million	$379.9 million	$425.0 million

118519292

2023 Free Cash Flow	33.33%	$25.0 million	$50.0 million	$75.0 million
Notes:

(1)Organic Global Revenue, Organic Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See "Non-GAAP Financial Performance Measures" for definitions and more information regarding Curaleaf's use of non-GAAP financial measures.
(2)These financial targets are designed for executive compensation purposes only. They are purposefully difficult to achieve and may not be similar nor comparable to other financial targets established by other companies in our industries or others for purposes of executive compensation or any other purposes.

In addition to the above financial metric targets, a minimum threshold requirement of 80% of target for each metric was implemented in order for the individual component to be available. For example, if only two out of the three financial targets were achieved at 80% or higher, only two thirds of the Individual Performance component would be available. The below table illustrates achievement levels for the Business Performance and Individual Performance Components, as well as the percentage of payouts.

2023 STIP Component Achievements
Metrics(1)	Weighting	2023 Score	Corp. Score	Corp. Weighting	Corp. Payout (Score x Weighting)	Indiv. Score	Individ. Weighting(2)	Indiv. Payout (Score x Weighting)	Total Payout (Corp. + Indiv.)
2023 Organic Global Revenue	33.33%	21.1%	38.5%	80.0%	30.8%	66.7%	20%	13.3%	44.1%
2023 Organic Adjusted EBITDA	33.33%	17.4%
2023 Free Cash Flow	33.33%	0%(2)
Notes:

(1)Organic Global Revenue, Organic Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See "Non-GAAP Financial Performance Measures" for definitions and more information regarding Curaleaf's use of non-GAAP financial measures.
(2)As mentioned above, minimum threshold requirements for the Individual Performance component were implemented, corresponding to a minimum of $1.15 billion of organic global Revenue, $303.9 million of Organic Adjusted EBITDA and $40 million of free cash flow. Because the Company did not reach its free cash flow minimum threshold in Fiscal 2023 (i.e. 0% score, none of the NEOs achieved the full 20% weighting for the Individual Performance component, resulting in a 66.7% individual score and a 13.3% payout for the Individual Performance component.
While a 38.5% overall achievement of pre-determined financial metrics is not a level that Curaleaf strives for, it is important to understand the challenging climate in which the cannabis industry continues to operate. Financial targets are set each year in the fourth quarter of the previous year, ultimately being approved by the Board in January of the current year in which these targets are being measured. Financial planning, forecasting and sales projections are largely based on anticipated growth which largely depends on the state-by-state legislation which can often be delayed or postponed, negatively affecting financial results. The cannabis industry has continued to be affected by licensing obstacles as well as the pending status of the SAFE Banking Act and the 280E tax code reforms, both of which played

118519292

a role in the financial results for Fiscal 2023. For Fiscal 2023, the Board assessed that a 38.5% achievement of both short term (cash) and long term (equity) incentives was appropriate for the microeconomic environment in which the cannabis industry operated coupled with the uncertainty amongst the larger macroeconomic environment and consumer spending. Curaleaf continues to set aggressive annual financial targets and therefore a below 100% of target achievement is not to be construed as an unsuccessful year. Lastly, retention amongst the executive team is crucial for the long-term success of the organization as it sets a consistent leadership presence and direction. Curaleaf’s executive compensation programs are designed to both retain and motivate executive talent and therefore the Board used its discretion to reward our executive officers with a level of incentive-based payout that was deemed as necessary by the Board.
The table below illustrates the actual payouts associated with the achievement levels illustrated in the above table.

2023 Short Term Incentive Plan Bonus Payouts(1)
Curaleaf Executive	Title	2023 Base Salary	2023 Bonus Target	2023 Bonus Target	2023 Bonus Payout(2)	% Achieved(2)
Boris Jordan	Executive Chairman	$750,000	100%	$750,000	$441,340	58.8
Matt Darin	Chief Executive Officer	$750,000	100%	$750,000	$431,005	57.5
Joseph Lusardi	Executive Vice Chair	$500,000	100%	$500,000	$220,670	44.1
Ed Kremer	Chief Financial Officer	$525,000	75%	$393,750	$243,775	61.9
Peter Clateman	Chief Legal Officer	$475,000	60%	$285,000	$175,775	61.7

Note:

(1)Corporate achievement on the 2023 STIP was evaluated at 38.5% of target with 2 of the 3 financial thresholds met producing a 66.67% individual score. With an 80/20 corporate to individual weighting this produced a 44.1% overall achievement. See note 2 below.

(2)The CN Committee and the Board used their discretion to increase the payouts awarded to Mr. Jordan, Mr. Darin, Mr. Kremer and Mr. Clateman for their efforts on strategic initiatives throughout Fiscal 2023 including, but not limited to, the completion of the TSX uplisting.

118519292

3.LTIP
In October 2018, following approval by the Company’s shareholders, the Company adopted the LTIP, which was amended and restated by the Board on November 12, 2020 to reflect certain corporate changes that had occurred since October 2018 and to make certain additional housekeeping and clerical amendments. The LTIP was last amended and restated on August 18, 2023, and approved by shareholders of the Company on October 4, 2023. The amendments made to the LTIP were intended to align with newly adopted policies of the Canadian Securities Exchange, where the Subordinate Voting Shares were listed until December 13, 2023.
The LTIP permits the grant of (i) nonqualified stock options (“NQSOs”) and incentive stock options (“ISOs” and, collectively with NQSOs, “Options”), (ii) restricted stock awards, (iii) restricted share units (“RSUs”), (iv) stock appreciation rights (“SARs”), (v) performance compensation awards, and (vi) other stock-based awards, which are referred to herein collectively as “Awards” which may be granted to employees, officers, Non-Employee Directors (as defined in the LTIP) and consultants of the Company (collectively, the “Eligible Persons”), as more fully described below.
The aggregate number of Subordinate Voting Shares that may be issued under all Awards under the LTIP is equal to 10% of the number of Subordinate Voting Shares outstanding at any time, including the number of Subordinate Voting Shares issuable on conversion of the Multiple Voting Shares, the whole subject to certain adjustments provided under the LTIP. As at December 31, 2023, there were 639,757,098 Subordinate Voting Shares issued and outstanding and 93,970,705 Multiple Voting Shares issued and outstanding (or 733,727,803 Subordinate Voting Shares on an as-converted basis (the “Outstanding Share Number”)).
The purpose of the rolling 10% LTIP is to provide the Company with the means for instituting a share ownership incentive to attract and motivate directors, officers and employees and consultants of the Company and its affiliates, thereby advancing the Company’s interests and contributing to its long-term goals by affording such persons with an opportunity to acquire an equity interest in the Company.
Each long-term incentive grant is based on the level of the position held and overall market competitiveness. The CN Committee takes into consideration previous grants when it considers new grants of equity awards. The CN Committee administers the granting of equity awards in accordance with the LTIP.
The shareholders of the Company last approved the Company’s LTIP during the annual meeting of the shareholders held on October 4, 2023.
Summary of the LTIP
Set forth below is a summary of the material terms of the LTIP.
(1)Purpose
The purpose of the LTIP is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company’s business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with those of the shareholders.

118519292

(2)Eligibility
Any of the Company’s employees, officers, directors, or consultants (who are natural persons) are eligible to participate in the LTIP if selected by the Board (the “Participants”). The basis of participation of an individual under the LTIP, and the type and amount of any Award that an individual will be entitled to receive under the LTIP, are at the Board’s discretion.
The maximum number of Subordinate Voting Shares that may be issued under the LTIP is equal to an aggregate of 10% of the number of Subordinate Voting Shares (including the number of Subordinate Voting Shares underlying the Multiple Voting Shares on an “as if converted” basis) then outstanding, on a fully-diluted basis. As such, the number of Subordinate Voting Shares available for issuance under the LTIP will increase as the number of issued and outstanding Shares increases from time to time.
Notwithstanding the foregoing, the maximum number of Subordinate Voting Shares that may be issued pursuant to ISOs shall not exceed 71,566,480 Subordinate Voting Shares, subject to adjustment in the LTIP. Any shares subject to an Award under the LTIP that are forfeited, cancelled, have expired before being exercised or are settled in cash shall again be available for Awards under the LTIP. No financial assistance or support agreements may be provided by the Company in connection with grants under the LTIP.
In the event of any dividend, recapitalization, forward or reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Subordinate Voting Shares or other securities of the Company, issuance of warrants or other rights to acquire Subordinate Voting Shares or other securities of the Company, or other similar corporate transaction or event, which affects the Subordinate Voting Shares, or unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Board may make such adjustment, which it deems appropriate in its discretion in order to prevent dilution or enlargement of the rights of Participants under the LTIP, to (i) the number and kind of shares which may thereafter be issued in connection with Awards, (ii) the number and kind of shares issuable in respect of outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and (iv) any share limit set forth in the LTIP.
(3)Awards
(1)Options
The Board is authorized to grant Options to purchase Subordinate Voting Shares that are either ISOs, meaning they are intended to satisfy the requirements of Section 422 of the U.S. Internal Revenue Code (the “Code”), or NQSOs, meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the LTIP are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Board and specified in the applicable award agreement. The maximum term of an option granted under the LTIP is ten (10) years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by check, by surrender of unrestricted shares or by such other method as the Board may determine to be appropriate. The purchase price per Subordinate Voting Share purchasable under an Option shall be determined by the Board and shall not be less than 100% of the market value of a Subordinate Voting Share on the date of grant of such Option.
(2)Restricted Stock
A restricted stock award is a grant of Subordinate Voting Shares, which are subject to forfeiture restrictions during a restriction period. The Board will determine the price, if any, to be paid by the

118519292

Participant for each Subordinate Voting Shares subject to a restricted stock award. The Board may condition the expiration of the restriction period, if any, upon: (i) the Participant’s continued service over a period of time with the Company or its affiliates; (ii) the achievement by the Participant, the Company or its affiliates of any other performance goals set by the Board; or (iii) any combination of the above conditions as specified in the applicable award agreement. If the specified conditions are not attained, the Participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying Subordinate Voting Shares will be forfeited. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of Subordinate Voting Shares. During the restriction period, unless otherwise provided in the applicable award agreement, a Participant will have the right to vote the shares underlying the restricted stock; however, all dividends will remain subject to restriction until the restriction on the stock with respect to which the dividend was issued lapses. The Board may, in its discretion, accelerate the vesting and delivery of shares of restricted stock. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant’s termination of service with the Company, the unvested portion of a restricted stock award will be forfeited.
(3)Restricted Share Units
RSUs are granted in reference to a specified number of Subordinate Voting Shares and entitle the holder to receive, on achievement of specific performance goals established by the Board, or at some specific future date after a period of continued service with the Company or its affiliates, or any combination of the above as set forth in the applicable award agreement, one Subordinate Voting Share for each such Subordinate Voting Share covered by the RSU; provided, that the Board may elect to pay cash, or part cash and part Subordinate Voting Shares in lieu of delivering only Subordinate Voting Shares. The Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant’s termination of service with the Company, the unvested portion of the RSUs will be forfeited.
(4)Stock Appreciation Rights
A SAR entitles the recipient to receive, upon exercise of the SAR, the increase in the fair market value of a specified number of Subordinate Voting Shares from the date of the grant of the SAR and the date of exercise payable in Subordinate Voting Shares. Any grant may specify a vesting period or periods before the SAR may become exercisable and permissible dates or periods on or during which the SAR shall be exercisable. No SAR may be exercised more than ten years from the grant date. Upon a Participant's termination of service, the same general conditions applicable to Options as described above would be applicable to the SAR.
(5)Performance Compensation Awards
A performance award entitles the recipient to receive, upon the achievement of one or more objective performance goals during such performance periods as the Board shall establish, payments, which may be denominated or payable in cash, shares (including, without limitation, restricted stock awards and RSUs), other securities of the Company, other awards under the LTIP or other property. Subject to the terms of the LTIP, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award shall be determined by the Board.
(4)Corporate Transactions
In the event of an actual or potential Change of Control (as defined in the LTIP), the Board has the right, in its sole discretion and on the terms it sees fit, without any action or consent required on the part of any

118519292

Participant, to deal with any Awards (or any portion of any Awards) in the manner it deems equitable and appropriate in the circumstances, including the right to:
1.Determine that any Awards will remain in full force and effect in accordance with their terms after the Change of Control;
2.Cause any Awards to be converted or exchanged for options or rights, as applicable, to acquire shares of another entity involved in the Change of Control, having substantially the same terms and conditions as the Awards, except as the Board may determine;
3.Accelerate the vesting of any unvested Awards;
4.In the case of Options, provide Participants with the right to surrender any Options for an amount per underlying Subordinate Voting Shares equal to the positive difference, if any, between the market value of the Share on the date of surrender and the Option’s exercise price;
5.In the case of Awards other than Options, provide Participants with the right to surrender any such Awards for an amount per Award equal to the market value; and
6.Accelerate the date by which any Options (or any portion of any Options) must be exercised.
(5)General Conditions Applicable to Termination
(1)Options
Subject to full discretion of the Board to determine the treatment of an Award upon a termination of employment or other service relationship, each Option is subject to the following termination conditions:
1.Upon the Participant’s employment, office, directorship or consulting agreement with the Company being terminated for cause, any Options, whether unvested or vested but not exercised prior to the Termination Date (as defined in the LTIP) shall immediately lapse and become null and void;
2.Upon the Participant becoming permanently disabled while employed by the Company, any Options or unexercised part thereof granted to the Participant may be exercised by the Participant only for that number of Subordinate Voting Shares which the Participant was entitled to acquire under the Options vested at the time of the occurrence of Participant permanent disability. Such Options are exercisable within one (1) year or such period as may be determined by the Board, in its sole discretion, after the occurrence of the Participant's permanent disability or prior to the expiration of the term of the Options, whichever occurs earlier. If the Participant does not exercise this Option within the time specified in the LTIP, the Option will terminate. All unvested Options will immediately lapse and become null and void at the time of the occurrence of the Participant’s permanent disability;
3.If the Participant dies while employed by the Company, any Options or unexercised part thereof granted to the Participant may be exercised by the person to whom the Options are transferred by will or the laws of succession only for that number of Subordinate Voting Shares which the Participant was entitled to acquire under the Options vested at the time of Participant death. Such Options are exercisable within one (1) year or such period as may be determined by the Board, in its sole discretion, after the Participant's death or prior to the expiration of the term of the Options, whichever occurs earlier. If the person to whom the Options are transferred by will or the laws of succession does not exercise this Option within

118519292

the time specified in the LTIP, the Option shall terminate. All unvested Options will immediately lapse and become null and void at the time of the Participant’s death; and
4.Upon the Participant’s employment, office, directorship or consulting agreement with the Company terminating or ending otherwise than by reason of death, permanent disability or termination for Cause, any Options or unexercised part thereof granted to the Participant may be exercised by the Participant only for that number of Subordinate Voting Shares which the Participant was entitled to acquire under the Options vested at the Termination Date. Such Options are exercisable within one (1) year after the Termination Date or prior to the expiration of the terms of the Options, whichever occurs earlier. If the Participant does not exercise this Option within the time specified herein, the Option will terminate. All unvested Options shall immediately lapse and become null and void at the Termination Date.
(2)RSUs
Subject to full discretion of the Board to determine the treatment of an Award upon a termination of employment or other service relationship, each RSU is subject to the following termination conditions:
1.Upon the Participant’s employment, office, directorship or consulting agreement with the Company or an affiliate being terminated for cause, any RSU, whether unvested or vested but not settled prior to the Termination Date, is to be immediately forfeited and to become null and void;
2.Upon the Participant becoming permanently disabled while employed by the Company or an affiliate, or if the Participant dies while employed by the Company or an affiliate, the Participant’s RSUs that have not vested prior to the Termination Date will vest pro-rata based on the number of days of employment from the first day of a full calendar year in which the grant of Awards is made to the Participant’s Termination Date divided by the total number of days from the first day of that full calendar year in which the grant of Awards is made to the applicable date of vesting. The Participant will forfeit all rights, title and interest with respect to RSUs which are not vested at the Participant’s Termination Date and all vested RSUs will be automatically redeemed or settled, as applicable, within ninety (90) days following the Participant’s Termination Date; and
3.Upon the Participant’s employment, office, directorship or consulting agreement with the Company terminating or ending otherwise than by reason of death, permanent disability or termination for cause, the Participant will forfeit all rights, title and interest with respect to RSUs which are not vested and all vested RSUs will be automatically settled, as applicable, within ninety (90) days following the Participant’s Termination Date.
(6)Amendments and Termination of the LTIP
The Board may from time to time amend, suspend or terminate the LTIP and the Board may amend the terms of any previously granted Award, provided that no amendment to the terms of any previously granted Award may (except as expressly provided in the LTIP) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant under the LTIP without the written consent of the Participant or holder thereof. Any amendment to the LTIP, or to the terms of any Award previously granted, is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange, including receipt of any required approval from the governmental entity or securities exchange, and any such amendment, alteration, suspension, discontinuation or termination of an Award will be in compliance with the securities exchange policies applicable to the Company. For greater certainty and without limiting the foregoing, the Board may amend, suspend, terminate or discontinue the LTIP, and the Board may amend or alter any previously granted Award, as applicable, without obtaining the approval of shareholders of the Company in order to:

118519292

a.amend the eligibility for, and limitations or conditions imposed upon, participation in the LTIP;
b.subject to certain limitations, amend any terms relating to the granting or exercise of Awards, including but not limited to terms relating to the amount and payment of the exercise price, or the vesting, expiry, assignment or adjustment of Awards, or otherwise waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively;
c.make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange (including amendments to Awards necessary or desirable to avoid any adverse tax results under Section 409A of the Code), and no action taken to comply shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof; or
d.amend any terms relating to the administration of the LTIP, including the terms of any administrative guidelines or other rules related to the LTIP.
Notwithstanding the foregoing and for greater certainty, prior approval of the shareholders of the Company shall be required for any amendment to the LTIP or an Award that would:
(1)require shareholder approval under the rules or regulations of securities exchange that is applicable to the Company;
(2)increase the number of shares authorized under the LTIP as specified in Section 4 of the LTIP;
(3)reduce the exercise price or purchase price of Options under the LTIP to the benefit of an Insider (as defined in the LTIP);
(4)amend the LTIP to remove or exceed the limits on grants made to Insiders (the “Insider Participation Limit”);
(5)permit repricing of Options or SARs, which is currently prohibited by the LTIP;
(6)permit the award of Options or SARs at a price less than 100% of the market value of Subordinate Voting Shares on the date of grant of such Option or SAR, contrary to the provisions of the LTIP;
(7)permit Options to be transferable other than as provided in the LTIP;
(8)amend the amendment provisions of the LTIP; or
(9)increase the maximum term permitted for Options and SARs as specified in the LTIP or extend the terms of any Options beyond their original expiry date.
The Board may further, without prior approval of the shareholders of the Company, correct any defect, supply any omission or reconcile any inconsistency in the LTIP or in any Award or award agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the LTIP.

118519292

(7)General
The Board may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the LTIP shall be non-transferable except by will or by the laws of succession, descent and distribution. No Participant shall have any rights as a shareholder with respect to Subordinate Voting Shares covered by Options, SARs, or RSUs, unless and until such Awards are settled in Subordinate Voting Shares.
No Option (or, if applicable, SARs) shall be exercisable, no Subordinate Voting Shares shall be issued, no certificates for Subordinate Voting Shares shall be delivered and no payment shall be made under the LTIP except in compliance with all applicable laws and the trading policies of the Company.
(8)Insider Participation Limits
The LTIP further provides for limits on grants made to Insiders:
(1)the maximum number of Subordinate Voting Shares issuable from treasury to Eligible Persons who are Insiders, at any time, under the LTIP may not exceed ten percent (10%) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non diluted basis); and
(2)the maximum number of Shares issued from treasury to Eligible Persons who are Insiders, within any one-year period, under the LTIP shall not exceed ten percent (10%) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).
(9)Tax Withholding
The Company may take such action as it deems appropriate to ensure that all applicable federal, state, provincial, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.
2023 Performance Equity Plan
In Fiscal 2023, Curaleaf implemented its first performance-based RSU program offered to a limited group of employees with titles Senior Vice Presidents and above. This program was intended to further align executive compensation with long-term value creation and requires certain financial targets be met in order for equity to be granted and further vest over time. Under this program, the Company awarded a number of RSUs that could potentially be earned at a target level of achievement, based on the Company’s financial performance during Fiscal 2023, specifically Organic Global Revenue, Organic Adjusted EBITDA and Free Cash Flow, which are non-GAAP financial measures without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See "Non-GAAP Financial Performance Measures" for definitions and more information regarding Curaleaf's use of non-GAAP financial measures. Each financial metric is weighted evenly and is independent of the other two metrics, creating a sliding scale of number of RSUs that could potentially be earned from zero up to the target. This program was approved by the Board of Directors during Fiscal 2023.
Each participant within this program received a time-based RSU grant, aimed at retention and long-term value creation as well as a performance-based RSU grant with a linear sliding scale based on achievement percentage. Each performance-RSU grant was valued at 100% of the time-based grant at “target” achievement, with the ability to earn anywhere from 0% to 200%. Therefore, each NEO received a number of RSUs equal to the number shown in the column “100% achievement” in the table blow. The CN Committee subsequently determined in 2024 the number of RSUs that were actually earned by the NEOs based on performance. Once the actual number of RSU deemed earned by the CN Committee is

118519292

determined, such RSUs then become time-vesting RSUs, with one third of such RSUs vesting immediately upon the determination that the RSUs were earned, and the remaining two thirds vesting over two subsequent one-year periods.
The below table illustrates the potential performance-based RSU grants at varying achievement levels. All RSUs were granted in Fiscal 2023 with a share price of $2.89.

Curaleaf Executive	Potential Performance-Based RSUs to be Earned
	50% Achievement	100% Achievement	200% Achievement
Matt Darin	346,005	692,010	1,384,020
Ed Kremer	173,002	346,005	692,010
Peter Clateman	64,875	129,751	259,502
Boris Jordan(1)	N/A	N/A	N/A
Joseph Lusardi(1)	N/A	N/A	N/A
Note:
(1) Mr. Jordan and Mr. Lusardi did not participate in the 2023 Performance RSU Plan.
This equity plan design continues to shift more potential compensation to be “at-risk” while continuing to provide market competitive total direct compensation packages for executives. The number of RSUs calculated and “reserved” at each level was based on the grant date of May 19, 2023. Any performance-based RSUs for which the performance-based conditions have not been met will be cancelled.
The below table illustrates the 2023 Performance RSU Plan and the metrics and weightings associated with the plan. Each financial metric is independent of one another meaning a potential number of RSUs may be earned as long as one of thresholds is met. In this table, threshold performance corresponds to a 50% bonus payout, target performance corresponds to a 100% bonus payout, and maximum performance corresponds to a 200% bonus payout.

2023 Performance RSU Plan
Metrics	Weighting	Threshold	Target(2)	Maximum
2023 Organic Global Revenue(1)	33.33%	$1.37 billion	$1.44 billion	$1.56 billion

118519292

2023 Organic Adjusted EBITDA(1)	33.33%	$319.6 million	$379.9 million	$425.0 million
2023 Free Cash Flow(1)	33.33%	$25.0 million	$50.0 million	$75.0 million
Notes:

i.Organic Global Revenue, Organic Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See "Non-GAAP Financial Performance Measures" for definitions and more information regarding Curaleaf's use of non-GAAP financial measures.
ii.These financial targets are designed for executive compensation purposes only. They are purposefully difficult to achieve and may not be similar nor comparable to other financial targets established by other companies in our industries or others for purposes of executive compensation or any other purposes.
The CN Committee and Board of Directors established in March 2024 an achievement level of 38.5% against the above plan, based on achieved financial metrics as further discussed under “Short Term Incentive Plan” above. However, the CN Committee and the Board in March 2024 (for Messrs. Kremer and Clateman) and in May 2024 (for Mr. Darin) used their discretion to increase the number of RSUs deemed earned by Mr. Darin, Mr. Kremer and Mr. Clateman for their efforts on strategic initiatives throughout Fiscal 2023 including, but not limited to, the completion of the TSX uplisting, resulting in the following levels of achievement.

2023 Performance RSU Determinations
Named Executive Officer	Target # of RSUs	# of RSUs Earned	% of Achievement	RSUs Cancelled
Matt Darin	692,010	532,847 (1)	77.0%	159,162(1)
Ed Kremer	346,005	266,423	77.0%	79,582(1)
Peter Clateman	129,751	99,908	77.0%	29,843(1)

Note:

(1)The CN Committee and the Board in March 2024 (for Messrs. Kremer and Clateman) and in May 2024 (for Mr. Darin) used their discretion to increase the number of RSUs deemed earned by Mr. Darin, Mr. Kremer and Mr. Clateman for their efforts on strategic initiatives throughout Fiscal 2023 including, but not limited to, the completion of the TSX uplisting, resulting in the achievement level of 77.0% and bringing the total number of RSUs awarded to these individuals to the numbers shown in the table above. One third of these RSUs were immediately vested at the time of the respective CN Committee and Board decision, with the remaining two thirds vesting over a 2-year period like other RSUs granted as part of the 2023 Performance Equity Plan.
One third of these RSUs vested upon approval with the additional two thirds becoming time-based RSUs which will vest on each of the next two anniversaries of the approval date.
Special One-Time Equity Award
In Fiscal 2023, the Company retained Executive Rewards Advisory, an independent executive compensation consulting firm, to review the total compensation our Executive Chairman and develop equity compensation recommendations for him. Their recommendations were based on a combination of market data and Curaleaf’s circumstances. Specifically, the recommendations reflected that most of the Company’s peers have an Executive Chairman who also serves as CEO, whereas in Curaleaf’s role, the

118519292

responsibilities of Executive Chairman and CEO have been split between two individuals to allow the CEO to gradually grow into his role.
Executive Rewards Advisory’s analysis determined that Mr. Jordan’s total target compensation was below the total target compensation for executive chairs at similarly sized companies. The CN Committee and Mr. Jordan agreed that based on the Company’s growth rates during Mr. Jordan’s tenure, he should be compensated between the median and the 75th percentile of the market compared to similarly sized companies. Based on that analysis, the Company and the CN Committee determined that there was a gap of total compensation. Rather than significantly increasing Mr. Jordan’s base salary and performance bonus targets, the Compensation Committee opted to close the gap through a special one-time equity award valued at approximately $10 million in the aggregate. Accordingly, the CN Committee approved a special stock option grant for Mr. Jordan. The CN Committee believes there are several advantages to this strategy, including: (1) aligning CEO compensation with total shareholder return; (2) providing strong retention incentives; and (3) leveraging the simple-to-understand structure of the Company’s existing equity vehicles.
The special stock option grant consisted of 5,564,696 stock options valued at $10 million on the grant date. The options have an exercise price of $2.89 (equivalent to CAD $3.90) and will vest (i) 33% if the Company’s share price reaches CAD $10.34, (ii) 33% if the Company share price reaches CAD $14.42, and (iii) 33% if the Company’s share price reaches CAD $20.40, subject to continued employment on the date when the applicable vesting conditions are met.

4.Pension Plan Benefits
The Company did not implement any deferred compensation plan, pension plan or other forms of funded or unfunded retirement compensation for its employees that provides for payments or benefits at, following or in connection with retirement.

5.Termination and Change of Control Benefits
Mr. Matt Darin was appointed as CEO of the Company effective May 9, 2022. The employment agreement under which Mr. Darin provides his services as CEO of the Company, as more fully detailed below, includes termination benefits in the event Mr. Darin’s employment is terminated by the Company without cause or by Mr. Darin for good reason, representing 100% (12 months) of his base salary and his participation in the Company’s group medical and dental insurance plan for the same period, nine (9) months of which are contingent upon Mr. Darin being unemployed three (3) months after the effective termination date of his employment.
Mr. Ed Kremer was appointed as CFO of the Company effective August 8, 2022. The employment agreement under which Mr. Kremer provides his services as CFO, as more fully described below, includes termination benefits in the event Mr. Kremer’s employment is terminated by the Company without cause or by Mr. Kremer for good reason, representing 100% (12 months) of his base salary and his participation in the Company’s group medical and dental insurance plan for the same period, nine (9) months of which are contingent upon Mr. Kremer being unemployed three (3) months after the effective termination date of his employment.
Mr. Clateman was appointed as Chief Legal Officer (“CLO”) of the Company effective March 2020. The employment agreement under which Mr. Clateman provides his services as CLO, as more fully described below, includes termination benefits in the event Mr. Clateman’s employment is terminated by the Company without cause or by Mr. Clateman for good reason, representing 100% (12 months) of his then

118519292

annual base salary, his annual bonus pro-rated to the date of termination, and his participation in the Company’s group medical and dental insurance plan for the same period.
No formal written agreement has been entered into between Mr. Jordan and the Company with respect to his services as Executive Chairman of the Board.
No formal written agreement has been entered into between Mr. Lusardi and the Company with respect to his services as the Executive Vice Chair of the Board.
Other than as described above, there are no compensatory plan(s) or arrangements(s) with NEOs providing for payments in the event of resignation, retirement or any other termination of the officer’s employment or a change of NEOs’ responsibilities following a change of control of the Company. In case of termination of NEOs, common law and statutory law apply.
The following table sets forth the estimates of the incremental amounts that would have been payable to each of the NEOs upon termination of employment without cause or change of control pursuant to the terms of their employment agreements, assuming that such events had taken place on December 31, 2023, the last day of Fiscal 2023. The table does not include the following:
•the value of insurance benefits that could be continued during a certain period following the occurrence of the respective event since they are generally available to all salaried employees;
•the value of additional amounts that could be payable to each of the NEOs upon termination of employment without cause or change of control pursuant to common law and statutory law; and
•an estimate of the incremental amounts payable to Mr. Jordan and Mr. Lusardi upon termination of employment without cause or change of control since no formal written agreement has been entered into with Mr. Jordan or Mr. Lusardi with respect to their services as the Executive Chairman of the Board and Executive Vice-Chairman of the Board.

Name	Termination without Cause	Change of Control
Mr. Matt Darin	$750,000	$750,000
Mr. Ed Kremer	$525,000	$525,000
Peter Clateman	$475,000	$475,000

Summary Compensation Table
The following table summarizes, for the periods indicated, the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO of the Company, in each case excluding compensation securities, during the three most recently completed fiscal years of the Company.

Name and principal position	Year ended Dec. 31	Salary	Share-based awards(3)	Option-based awards(3)	Non-equity incentive plan compensation		Pension value	All other compensation(11)	Total compensation
					Short-term incentive plan(7)	Long-term incentive plan

118519292

Matt Darin, CEO(1)	2023	$750,000	$4,000,000(4)	-	$431,005	-	-	$960	$5,181,965
	2022	$682,691(1)	$2,000,000	$2,000,000	$375,000	-	-	$960	$5,058,651
	2021	$350,000	-	$2,000,000	$112,000	-	-	$960	$2,462,960
Ed Kremer, CFO(2)	2023	$519,247	$2,000,000(4)	-	$243,775	-	-	$1,000	$2,766,022
	2022	$186,538	$1,500,000	$1,500,000	$104,800(8)	-	-	$170,400(9)	$3,461,738
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Boris Jordan, Executive Chairman	2023	$750,000	$1,000,000	$10,161,413(5)	$441,340	-	-	-	$12,352,753
	2022	$750,000	$1,000,000	-	$1,000,000(6)	-	-	-	$2,750,000
	2021	$750,000	$1,000,000	-	$1,000,000(10)	-	-	-	$2,750,000
Joseph Lusardi, Executive Vice Chair	2023	$500,000	$500,000	-	$220,670	-	-	$7,450	$1,228,120
	2022	$500,000	$500,000	-	$150,000	-	-	$7,700	$1,157,700
	2021	$692,307	$500,000	-	$400,000	-	-	$7,700	$1,150,007
Peter Clateman, Chief Legal Officer	2023	$466,427	$750,000(4)	-	$175,775	-	-	$2,561	$1,392,463
	2022	$437,750	$1,000,000	$1,000,000	$150,000	-	-	$2,561	$2,590,311
	2021	$406,250	-	-	$170,000	-	-	$1,200	$577,450
Notes:
(1)Mr. Darin was appointed as CEO effective as of May 9, 2022, in replacement of Mr. Joseph Bayern. Prior to such appointment, Mr. Darin acted as the Company’s President from January 1, 2022 to May 9, 2022. He has therefore served in his capacity as President of the Company for approximately four (4) months in Fiscal 2022, and as CEO of the Company for approximately eight (8) months in Fiscal 2022. Mr. Darin was, respectively for his roles as President and as CEO, entitled to annual base salaries of $600,000 and $750,000 during Fiscal 2022, which were prorated to account for his actual tenure.
(2)Mr. Kremer was appointed as CFO effective as of August 8, 2022, in replacement of Mr. Davidson, who was then acting as interim CFO since March 14, 2022, and as permanent replacement for Mr. Kalia who had resigned effective March 14, 2022. He has therefore served in his capacity as CFO of the Company for approximately five (5) months in Fiscal 2022. Mr. Kremer’s bonus was also prorated for his actual tenure.
(3)The amounts reported do not reflect the amounts actually received by our NEOs. Instead, amounts reflect the dollar amount of the aggregate grant date fair value of awards granted during each fiscal year. The methods and assumptions used in valuing the stock options and restricted share units in accordance are described in the Company’s audited financial statements for Fiscal 2023 which can be found on our profile at www.sedarplus.ca or at www.sec.gov. Our NEOs who have received stock options will only realize compensation with regard to these options to the extent the trading price of our common stock is greater than the exercise price of such options.
(4)The amounts reported do not reflect the amounts actually received by our NEOs. Instead, these amounts reflect the aggregate grant date fair value of the restricted share unit award granted to our NEOs during Fiscal 2023. These grants contained performance-based vesting conditions based on financial metrics as fully described under the heading “2023 Performance Equity Plan” above.

118519292

Our NEOs who have received restricted share unit awards only realized compensation with regard to these awards to the extent the performance-based conditions were or will be realized.
(5)The amount reported does not reflect the amounts actually received by Mr. Jordan. Instead, the amount reflects the aggregate grant date fair value of the one-time special equity award granted to Mr. Jordan during Fiscal 2023. This grant contains performance-based vesting conditions that require three separate share prices to be met for a weighted 15-day average before each tranche of Options become vested and exercisable, as fully described under the heading “Special One-Time Equity Award” above. The options will vest (i) 33% if the Company’s share price reaches CAD $10.34, (ii) 33% if the Company share price reaches CAD $14.42, and (iii) 33% if the Company’s share price reaches CAD $20.40, subject to continued employment on the date when the applicable vesting conditions are met. As of the close of markets on May 5, 2024, the date preceding the date of this Information Circular, the Company’s share price on Toronto Stock Exchange was CAD $7.70. Mr. Jordan will only realize compensation with regard to the options to the extent the performance-based vesting conditions are realized.
(6)The amount reported includes additional consideration for out-of-pocket expenses used for business travel that had not been reimbursed to Mr. Jordan.
(7)The CN Committee, on occasion, awards Named Executive Officers additional discretionary bonus payments outside of the scope of the Named Executive Officer’s incentive bonus goal plan in recognition of exceptional performance, in connection with hiring, or for other reasons.
(8)Mr. Kremer was entitled to an annual base salary of $500,000 during Fiscal 2022, which was prorated to account for his actual tenure.
(9)Mr. Kremer received a sign-on bonus in the amount of $170,000. This amount also reflects his cellular phone usage paid by the Company.
(10)For Fiscal 2021, Mr. Jordan’s target bonus was set at $750,000 (representing 100% of his base salary), composed of achievement of certain pre-determined Company-wide revenue- and earnings-based targets weighted at 80% of the bonus target, and achievement of individual performance (which was determined based on the discretionary appreciation of the CN Committee) weighted at 20% of the bonus target. For Fiscal 2021, the CN Committee determined that 75% of the financial component was achieved, representing a bonus of $450,000, and that 100% of the individual component was achieved, representing a bonus of $150,000. In additional, Mr. Jordan received an additional discretionary bonus of $400,000 due to Mr. Jordan’s time intensive efforts in completing financing transactions for the Company, resulting in a total bonus payout of $1,000,000.
(11)None of the NEOs received perquisites, including property or other personal benefits provided to an NEO that are not generally available to all employees, and that in aggregate are worth $50,000 or more, or were worth 10% or more of an NEO’s total salary for the applicable financial year.
Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards
The following table summarizes outstanding equity-based awards that were held by our NEOs as of December 31, 2023.

118519292

	Option-based Awards				Share-based Awards
Name and position	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2)(3)	Market or payout value of vested share-based awards not paid out or distributed
Matt Darin, CEO	171,770	$15.52	3/11/2031	-	-	-	-
	299,641	$8.90	12/31/2031	-	1,458,930(1)	$6,068,458(4)
Ed Kremer CFO	423,411	$5.88	8/10/2032	-	862,439(1)	$3,587,338(5)	-
Boris Jordan, Executive Chairman and Director	5,564,696	$2.89	5/19/2033	$7,064,529	305,321	$1,269,991	-
Joseph Lusardi, Executive Vice Chair	130,078	$6.17	11/22/2029	-	152,660	$634,993	-
	2,288,164	$8.74	10/28/2028	-
Peter Clateman, Chief Legal Officer	182,619	$7.30	3/31/2032	-	350,812(1)	$1,459,212(6)	-
	22,764	$6.17	11/22/2029	-
	1,311,900	C$0.49	7/1/2027	$4,814,052
Notes:
(i)The amounts reported do not reflect the actual number of units actually received by our NEOs. They include performance-based share-based awards that were subject to conditions based on financial metrics as fully described under the heading “2023 Performance Equity Plan” above. Our NEOs who have received restricted share unit awards only realized compensation with regard to these awards to the extent the performance-based conditions were realized. Please refer to the following footnotes for the actual number of units.
(ii)These amounts are based on the closing price of the Subordinate Voting Shares on the TSX on December 29, 2023 of CAD $5.51, converted to U.S. dollars using an exchange rate of 1.32467 on December 29, 2023 as provided by the Oanda platform.
(iii)The values reported do not reflect the amounts actually received by our NEOs. They include market or payout value of share-based awards that were subject to conditions based on financial metrics as fully described under the heading “2023 Performance Equity Plan” above. Our NEOs who have received restricted share unit awards only realized compensation with regard to these awards to

118519292

the extent the performance-based conditions were realized. Please refer to the following footnotes for the market or payout value which takes into account the performance-based RSUs that were cancelled.
(iv)Excluding the unearned 2023 performance-based RSUs, the following number of units that have not vested were outstanding as of December 31, 2013: 766,920 with a market or payout value of $3,190,024.
(v)Excluding the unearned 2023 performance-based RSUs, the following number of units that have not vested were outstanding as of December 31, 2013: 516,434 with a market or payout value of $2,148,365.
(vi)Excluding the unearned 2023 performance-based RSUs, the following number of units that have not vested were outstanding as of December 31, 2013: 175,407 with a market or payout value of $729,693.
Incentive Plan Awards – Value Vested or Earned during Fiscal 2023
The table below shows the value of Awards for each NEO that vested or were earned during fiscal 2023:

Name and position	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value vested during the year
Matt Darin, CEO	-	$304,135	-
Ed Kremer CFO	-	$264,164	-
Boris Jordan, Executive Chairman and Director	-	$632,744	-
Joseph Lusardi, Executive Vice Chair	-	$316,370	-
Peter Clateman Chief Legal Officer	-	$152,929	-

Performance Graph
The following graph compares the total cumulative return to a shareholder who invested $100 in Subordinate Voting Shares of the Company on January 1, 2019, with the cumulative total return of the

118519292

NASDAQ composite index, the S&P 500 Index and the AdvisorShares Pure US Cannabis ETF (MSOS) index as at the year-end date of the Company for each following year.

Index as at December 31:	2018	2019	2020	2021	2022	2023
Curaleaf Holdings, Inc.	$100	$127	$237	$176	$90	$83
AdvisorShares Pure US Cannabis ETF (MSOS)(1)	N/A	N/A	$148	$104	$28	$28
S&P 500 Index	$100	$129	$150	$190	$153	$190
NASDAQ Composite	$100	$135	$193	$235	$157	$225
Note
(1)The MSOS index started trading on September 2, 2020.
As illustrated in the performance graph above, the Company outperformed the two main benchmark indices and the broader market until September 2019 and during the period during January 2021 to September 2021, but has generally underperformed relative to the two main benchmark indices and the broader market over the five-year period. However, there has been tremendous volatility during and subsequent to that period, which was outside of the control of the Company. The performance graph also illustrates that since the inception of the MSOS index, the Company has performed similar to other U.S. cannabis companies included in such index.
Fluctuating investor sentiment relating to the future prospects of the cannabis industry continues to fuel considerable speculation for Curaleaf’s Subordinate Voting Shares and the shares of other cannabis companies. More recently, Curaleaf has faced challenging market conditions due to evolving cannabis

118519292

regulations, macroeconomic conditions, tax structures unfavorable to cannabis companies, slow-moving reform, and retail pricing of the Company’s products.
While our share price has been volatile due in part to the evolving state of the cannabis industry, our executive compensation remains competitive as we aim to attract and retain an experienced executive team whose compensation is tied to a variety of metrics including long-term profit improvement and share price appreciation. As described in this Information Circular, the compensation policy for the Company’s directors and NEOs is primarily tied to financial performance of the business and not specifically to the performance of the Subordinate Voting Shares. For this reason, the Company has focused on using equity-based compensation awards to motivate NEOs to achieve strategic business and financial objectives, and to align their interests with the long-term interests of Shareholders. The performance criteria are based on the Company’s relative shareholder return as compared to a peer index, making direct comparison between NEO compensation and the performance of the Subordinate Voting Shares more difficult.

Securities Authorized for Issuance under Equity Incentive Plans
The following table sets out the information as of December 31, 2023 with respect to the LTIP:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding Options, warrants and rights(1)	(b) Weighted-average exercise price of outstanding Options, warrants and rights(2)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	31,149,080 (4.2%)	$5.30	42,243,432 (5.8%)
Equity compensation plans not approved by shareholders	Not applicable	Not applicable	Not applicable
TOTAL	31,149,080 (4.2%)	$5.30	42,243,432 (5.8%)
Note:
(1)Reflects the number of Subordinate Voting Shares to be issued upon exercise of outstanding Options and RSUs.
(2)With respect to the Options only. No exercise price is attributed to the RSUs. This table does not include the grant price of such RSUs.
As of December 31, 2023, the following Awards were outstanding under the LTIP: (i) 27,852,166 Options, with the underlying Subordinate Voting Shares representing approximately 3.8% of the Outstanding Share Number (of which 15,006,764 were exercisable as at December 31, 2023), and (ii) 7,255,785 RSUs, with the underlying Subordinate Voting Shares representing approximately 1.0% of the Outstanding Share Number (none of which were vested as at December 31, 2023). As of December 31,

118519292

2023, an aggregate of 42,243,432 Subordinate Voting Shares remained available for issuance under the LTIP, representing approximately 5.8% of the Outstanding Share Number.
In Fiscal 2023 Curaleaf granted a combination of time-based stock options, time-based RSUs and performance-based restricted stock units (or “PSUs”) in accordance with the LTIP. In addition, a one-time special performance-based option grant was awarded to the Executive Chairman of the Board. See “Special One-Time Equity Award” above for more information. Time-based options and restricted stock units are granted on a monthly basis to newly hired eligible employees, as well as once per year during the annual performance review cycle. All time-based stock options have a 10-year contractual term with a 3-year annual vesting in equal parts. All time-based restricted stock units carry the same 3-year annual vesting schedule, unless otherwise stated in the grant agreement. For Fiscal 2023, both time-based stock options and time-based restricted stock units were determined using the greater of three share prices: (a) closing price of Subordinate Voting Shares on the grant date; (b) closing price of Subordinate Voting Shares on the date prior to the grant date; and (c) 3-day volume weighted average share price leading up to but excluding the grant date. The range of share prices used in 2023 was $2.80 to $4.82.
Burn Rate
The following table provides the number of securities granted under the LTIP for Fiscal 2023, Fiscal 2022 and Fiscal 2021 expressed as a percentage of the weighted average Outstanding Share Number for the applicable fiscal year.

Fiscal Year	Number of Stock Options Granted	Number of RSUs Granted	Weighted Average Number of Shares	LTIP Burn Rate(1)
2023	8,584,491	7,443,789	725,665,661	2.72%
2022	4,713,315	3,832,265	712,791,957	1.47%
2021	4,460,671	2,123,203	686,050,508	1.11%
Note:
(1)The burn rate is calculated by dividing the number of securities underlying awards granted during the applicable fiscal year by the weighted average Outstanding Share Number for the applicable fiscal year. The weighted average Outstanding Share Number during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of Multiple Voting Shares and Subordinate Voting Shares bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the Multiple Voting Shares and Subordinate Voting Shares are outstanding as a proportion of the total number of days in the period. The Company currently expects that outstanding restricted share units will be paid at settlement through the issuance of one Subordinate Voting Share per restricted share unit.

Employment, Consulting and Management Agreements
Matt Darin
Effective May 9, 2022, Mr. Darin became CEO of the Company. Mr. Darin was previously President of the Company since January 3, 2022. The Company entered into an employment agreement with Mr. Darin on December 9, 2021, governing his position as President, which agreement was subsequently amended by an appointment letter governing his CEO position. Mr. Darin is entitled to a base annual salary of $750,000 and is eligible for a discretionary year-end performance bonus representing up to 100% of such base salary. He did not receive an equity grant upon CEO appointment. In connection with his promotion to President effective January 1, 2022, in December 2021 he received an equity grant valued at $4,000,000, granted as to 50% value via Options and as to 50% value via RSUs.

118519292

If Mr. Darin is terminated other than for cause, then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.
In addition, Mr. Darin is entitled to certain benefits relating to the Company’s group medical and dental insurance. In the event that the employment agreement is terminated by the Company without cause or by Mr. Darin for diminution of duties, in addition to accrued amounts, Mr. Darin is entitled to an amount equal to twelve (12) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company’s health insurance program for the same period, nine (9) months of which, in each case, were contingent upon Mr. Darin remaining unemployed three (3) months following the effective date of termination.
Ed Kremer
Effective August 8, 2022, Mr. Kremer became CFO of the Company. The Company entered into an employment agreement with Mr. Kremer on July 6, 2022 governing his position as CFO. Mr. Kremer is entitled to a base annual salary of $500,000 and is eligible for a discretionary year-end performance bonus representing a target of 75% of such base salary. In addition, Mr. Kremer received, upon hiring, shares of the Company worth $3,000,000, granted as to 50% value via Options and as to 50% value via RSUs. If Mr. Kremer is terminated other than for cause then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.
In addition, Mr. Kremer is entitled to certain benefits relating to the Company’s group medical and dental insurance. In the event that the employment agreement is terminated by the Company without cause or by Mr. Kremer for diminution of duties, in addition to accrued amounts, Mr. Kremer is entitled to an amount equal to twelve (12) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company’s health insurance program for the same period, nine (9) months of which, in each case, are contingent upon Mr. Kremer remaining unemployed three (3) months following the effective date of termination.
Boris Jordan
Mr. Jordan is the Executive Chairman of the Board. The primary functions of the Executive Chairman are to provide leadership and direction to the Board, facilitate the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate, and assume responsibility for various strategic initiatives across the Company. No formal written agreement has been entered into between Mr. Jordan and the Company with respect to his services as the Executive Chairman of the Board. The base salary and target bonus of the Executive Chairman is determined by the Board.
Joseph Lusardi
Mr. Lusardi is the Executive Vice Chair of the Board. The primary functions of the Executive Vice Chair are to provide strategic guidance, leadership and direction to management in the areas of mergers, acquisitions, strategic partnerships and general operations to maximize productivity and profitability. No formal written agreement has been entered into between Mr. Lusardi and the Company with respect to his services as the Executive Vice Chair of the Board. The base salary and target bonus of the Executive Vice Chair is determined by the Board.

118519292

Peter Clateman
Mr. Clateman became CLO of the Company effective March 2020. Mr. Clateman’s prior employment agreement with the Company was amended in January 2023 and currently governs his position as CLO. Mr. Clateman is entitled to a base annual salary of $475,000 and is eligible for a discretionary year-end performance bonus representing a target of 60% of such base salary.
In addition, Mr. Clateman is entitled to certain benefits relating to the Company’s group medical and dental insurance. In the event that the employment agreement is terminated by the Company without cause or by Mr. Clateman for diminution of duties, in addition to accrued amounts, Mr. Clateman is entitled to an amount equal to twelve (12) months of his then annual base salary, payable in regular monthly installments, his annual bonus pro-rated to the date of termination, and to continue receiving benefits under the Company’s health insurance program for the same period.
Management Agreements
No management functions of the Company are performed by a person or company other than the directors and executive officers of the Company.

118519292

STATEMENT OF CORPORATE GOVERNANCE
Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose certain information relating to its corporate governance practices. This information is set forth below.
Board of Directors
The Company currently has six non-executive directors, four (or 50% of the directors) of whom the Company believes to be independent within the meaning of applicable Canadian laws and regulations. An independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s exercise of independent judgment. The four independent directors of the Company are Messrs. Karl Johansson, Peter Derby, Dr. Jaswinder Grover, and Shasheen Shah. Each of Boris Jordan, who serves as Executive Chairman and founder of the Company, and Joseph Lusardi, who serves as the Executive Vice-Chairman of the Board and is the former CEO of the Company, are not considered to be independent by virtue of the fact that they are or were executive officers of the Company within the last three years. Further, although each of Mr. Mitchell Kahn and Ms. Michelle Bodner is a non-executive director, neither is considered to be independent within the meaning of NI 58-101 by virtue of the fact that each provided consulting services to the Company and received more than Cdn$75,000 in direct compensation from the Company in consideration of such consulting services during any 12-month period within the last three years.
The Board determines annually whether each member of the Board is independent in accordance with applicable securities legislation, taking into consideration the results of independence questionnaires completed by each director as well as other factual circumstances reviewed on an ongoing basis.
Chair and Vice-Chair
Mr. Boris Jordan, the founder of the Company, is the Executive Chairman of the Board. He is assisted in this task by Mr. Joseph Lusardi, Executive Vice-Chairman of the Board and former Chief Executive Officer. The Company believes that having Mr. Jordan and Mr. Lusardi acting as Executive Chairman and Executive Vice-Chairman of the Company is beneficial to the Company, as it allows the Company to remain focused on the execution of its long-term strategy and to prioritize initiatives directed at creating sustainable long-term value, supported by the strong expertise and leadership of Messrs. Jordan and Lusardi. It also ensures continuity of an executive team that has led the push in the evolution of the cannabis industry and the advancement of regulatory change and has built important relationships with all key stakeholders.
Although the Board considers independence from the Company as a factor in assessing its own effectiveness as well as the qualifications of potential candidates, the Board’s primary objective is to ensure that directors are the most qualified candidates available and are selected on the basis of their overall qualifications and ability to contribute to the effective governance of the Company. All of the Company’s directors make a valuable contribution to the Board and the Company.
Although the Executive Chairman of the Company, Mr. Jordan, is not independent as discussed above, the Board of Directors believes that the structures and processes in place create an effective Board leadership structure, whereby the independent directors may freely exchange, which promotes candid discourse and responsible corporate governance. The Board also believes that Mr. Jordan is best positioned to chair regular meetings of the Board because of his unique background and history within the Company and his extensive knowledge and understanding of the Company.
Given the size of the Board, there has not been a need for a lead director. While the Board has not appointed a lead director, the breadth and depth of experience of the independent directors as a whole provides the Board with important leadership qualities. All directors, including independent directors, are

118519292

invited to openly provide their thoughts and opinions. The Board does not take any specific steps to provide leadership for its independent directors.
Meetings of Independent Directors
To maintain independence from management, during every quarterly and special meeting of the Board, the independent directors hold in-camera sessions without the presence of management or non-independent directors. Similarly, each committee holds in-camera sessions without members of management or non-independent directors at every quarterly meeting and at special meetings when appropriate, under the chairmanship of the committee chair.
Board Mandate
The Board operates under a written charter, adopted on and effective as of December 5, 2023, as may be amended from time to time, setting forth the purpose, composition, authority and responsibility of the Board, a copy of which is attached hereto as Schedule “A”.
Position Descriptions
The Board of Directors developed and approved written position descriptions for the Executive Chairman, the Executive Vice-Chairman, the Chief Executive Officer, and each chair of the Board committees. See "Board Committees" below for the position descriptions for the chair of the committees of the Board.
Executive Chairman and Vice-Chairman
The responsibilities of the Executive Chairman are set out in a written position description, which provides that the primary functions of the Executive Chairman are to provide leadership and direction to the Board, facilitate the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate, and assume responsibility for the following strategic initiatives: (i) working with the Board and the CEO to develop the strategy for the Company’s future growth, (ii) working with the CEO and Vice Chairman to identify opportunities for value-enhancing strategic initiatives including acquisitions, joint ventures, and strategically important relationships, as well as the disposition from time to time of non-core assets and communicating regularly with the CEO regarding the pursuit of such strategic initiatives, (iii) developing and maintaining the Company’s relationships with current and potential future strategic partners whose capital, influence and knowledge could add significantly to the Company’s value and its share price, and (iv) working with the CEO and Vice Chairman on critical issues related to Government relationships and strategic alliances.
The responsibilities of the Executive Vice-Chairman are set out in a written position description, which provides that the primary functions of the Executive Vice-Chairman are to provide strategic guidance, leadership and direction to management in the areas of mergers, acquisitions, strategic partnerships and general operations to maximize productivity and profitability. The Vice Chairman shall perform the Executive Chairman’s responsibilities when the Executive Chairman is not available or temporarily incapable of performing his responsibilities.
Chief Executive Officer
The responsibilities of the CEO are set out in a written position description, which provides that the CEO is responsible for leading and motivating team members to advance employee engagement, develop a high performing managerial team, and move the business forward by achieving key performance indicators. This position oversees all operations and business activities to ensure desired results are produced and that they are consistent with the overall company strategy, mission, vision, and core values.

118519292

Other Directorships
Other than Mitchell Kahn, who currently serves as a director of Bakhu Holdings, Corp., none of the directors of the Company currently serve on the board of directors of other issuers that are reporting issuers (or the equivalent).
Orientation and Continuing Education
Immediately following appointment, new directors of the Company are provided with historic information, current strategic plans for the Company and materials summarizing issues relating to the Company. New directors are also briefed by the Chief Executive Officer of the Company, by the Chief Financial Officer of the Company, by the Chief Legal Officer of the Company and by the Chair of the committees of the Board to which they are appointed, if any. In addition, the Company will make available any documents or personnel as may be requested by a new director in order to assist with the orientation and onboarding to the Board.
Although the Company has not adopted formal policies respecting continuing education for Board members, new directors are encouraged to communicate with the Company’s management, legal counsel, auditors and consultants, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance, and to attend related industry seminars and visit the Company’s operations. In addition, the Board and its committees receive periodic reports from management and external advisors as to new developments in regard to corporate governance, industry trends, changes in legislation and other issues affecting the Company.
Ethical Business Conduct
The Board has adopted a principles-based Code of Conduct applicable to all officers, directors and employees (the “Code of Conduct”). Separately, the Board has adopted a Business Conduct and Ethics Code also applicable to all directors, officers and employees (the “Business Ethics Code” and collectively with the Code of Conduct, the “Codes”) that sets forth more detailed guidance, especially as it relates to our business relationships with third-parties, government agencies, competitors, and customers.
Copies of the Codes are available on SEDAR+ under the Company’s profile at www.sedarplus.ca. The Company will, upon request, provide a copy of the Codes to any Shareholder. Further, the Board has approved the hiring of dedicated compliance personnel and has adopted a hotline and other critical business ethics policies and training to encourage and promote a culture of ethical business conduct. The Board expects its directors, officers and employees to act ethically at all times and to acknowledge their adherence to corporate policies, including the Codes. Any material issues regarding compliance with our policies or the Codes are required to be brought forward to the Senior Vice President of Compliance or to the Company’s Ethics Committee (via the hotline) for review and investigation and referred to the executive officers of the Company or the Audit committee of the Board, as may be appropriate under the circumstances. The Ethics Committee, the Board and/or the appropriate committee or executive officers determine what remedial steps, if any, are required. Any waivers from the Codes that are granted for the benefit of a director or executive officer may be granted only by the Audit Committee of the Board. No waiver has ever been granted under the Codes.
Each director of the Company must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

118519292

Nomination of Directors
The CN Committee is responsible for identifying new candidates for nomination to the Board and for recommending director nominees to the Board for election at the annual general meeting of shareholders of the Company. The Board subsequently approves the director nominees for election at such meeting. In particular, the Board considers, in addition to any other factors it deems relevant: (i) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; (iii) the competencies, skills and background each nominee will bring to the Board; (iv) the time that each nominee will have available to devote to the Company’s business; and (v) whether the nominee will be an independent director. Directors are encouraged to identify potential candidates. The Company also encourages its executive to identify potential candidates to be considered for a Board position. An invitation to stand as a nominee for election to the Board will normally be made to a candidate by the Board through the Executive Chairman of the Company or his delegate.
As a result of Mr. Boris Jordan acting as a member of the CN Committee, such committee is not composed entirely of independent directors within the meaning of NI 58-101. However, the CN Committee has a majority of independent directors within the meaning of NI 58-101, and is chaired by Mr. Peter Derby, who is independent within the meaning of NI 58-101. The independent directors acting on the CN Committee encourage an objective nominating process. In order to encourage such an objective nomination process, the CN Committee seeks recommendations from and puts forth candidates to the entire Board and will generally consider the views of all directors relating to nominations. In addition, the CN Committee is expected to provide periodic reports to the Board concerning nomination matters and recommendations concerning potential nominees for election or appointment to the Board. The Board believes it has achieved an objective nomination process.

The Company is committed to diversity in all aspects of its business and activities, including with respect to its Board. The Company and the Board believe that diversity and inclusion foster a wide array of perspectives and help build cultures of trust, candor and respect. The Company and the Board will continue to support and encourage the recruitment and appointment of diverse candidates to Board positions. In addition to recruiting and considering director candidates, the Board annually reviews the competencies, skills and personal qualities applicable to candidates to be considered for nomination to the Board. The objective of this review is to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of competencies, skills and experience to provide for the overall stewardship of the Company.
Term Limits
The Company does not have a retirement policy and considers it to be an integral role of the Board to assess director engagement and fitness to be a director of the Company.
Similarly, the Board has not adopted a term limit for directors or established a formal process for the renewal of Board membership. The Board is of the view that the imposition of director term limits may diminish the benefits derived from continuity amongst members and their familiarity with the Company and the industry in which it operates, and could unnecessarily expose the Company to losing experienced and valuable talent. The Board’s renewal process is built around the concept of performance management. To that end, the Board relies on assessment procedures, and the role of the CN Committee, to ensure the quality and expertise of its Board.
Diversity
The Company does not have a formal policy with respect to the representation of women on the Board. The Company does not believe that a written policy is the best way to achieve its diversity or business

118519292

objectives. Rather, the Company believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Company and the current composition of the Board management team, including the current level of representation of women in such positions. The Board is mindful of the benefit of diversity on the Board and regards involvement of women and their experience and input as constructive to the Board’s decision-making processes. Establishing and implementing a policy regarding female representation on the Board will be an element that the Corporation will take into consideration going forward. As of the date of this Information Circular, 12.5% of the Board members are women (one female director out of eight directors) and 33% of the Company’s executive officers are women (three female executive out of nine executives). The Board is committed to increasing that level as Board turnover occurs from time to time taking into account the skills, background, experience and knowledge desired at a particular time by the Board and its committees.
In general, the Board aspires to continuously improve the diversity of the Board and the Company’s management team. While the Board has not adopted any formal diversity policies or targets and makes executive officer appointment decisions based on merit, the Board believes that diversity (including, but not limited to, gender) is important to ensure that the profiles of directors and members of the Company’s executive management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management.
In Fiscal 2021, the Company hired a career development and talent acquisition platform and a leading anti-bias training partner, in addition to the following initiatives to support diversity, equity and inclusion (“DE&I”) efforts at Curaleaf:
•DEIB Council: The Company has implemented the Diversity, Equity, Inclusion and Belonging Council composed of 15 representatives from across the Company. The purpose of the Council is to lead the efforts of DEIB which includes Employee Resource Groups (described below) and a supplier diversity program. In addition, the Council is responsible for developing a data-informed DEIB strategy.
•Employee Resource Groups: The DE&I Taskforce has implemented Employee Resource Groups that ensure inclusive and supportive communities within the 5,500+ team member organization. Those groups are: Curaleaf in Color (BIPOC), QUSH (LGBTQIA+), Women’s Cannabis Collective (Women), FamiLeaf (Working Parents), STEM (education, science, and health), Curaleaf Cares (Community & Volunteerism) and NiCE (Neurodiversity). Since the creation of our ERGs in 2020, we have increased membership by over 395%. Supplier Diversity and Workforce Development subcommittees also support the overall initiative.
•Mentoring: Approaching mentoring and coaching as a bottom up and a top down strategy, Curaleaf has implemented a “high potential” program that has a mentoring aspect to reinforce learning and development in which a cohort of participants are matched with executive leaders.
BOARD COMMITTEES
Compensation and Nominating Committee
The CN Committee currently consists of three directors: Peter Derby (Chair), Boris Jordan and Karl Johansson, all of whom have direct and indirect experience relevant to their roles as members of the CN Committee. Mr. Derby and Mr. Johansson are independent members of the Board. For details regarding the experience of the members of the CN Committee, see the biographies of each member set out in the section “Number of Directors and Election of Directors”.
The role and responsibility of the CN Committee is to assist the Board in fulfilling its responsibilities for the appointment, performance, evaluation and compensation of its executive officers in addition to the

118519292

recruitment, development and retention of its executive officers. The CN Committee is also charged with maintaining talent management and succession planning systems and processes relating to its senior management and developing compensation structure for our executive officers including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards. The CN Committee is also charged with reviewing the Company’s LTIP and proposing changes thereto, approving any awards of securities under the LTIP and establishing policies and procedures designed to identify and mitigate risks associated with its compensation policies and practices. See also “Statement of Executive Compensation – Compensation Governance”.
The Board has adopted a written charter describing the mandate of the CN Committee. The charter of the CN Committee reflects the purpose of the CN Committee, which is to assist the Board in fulfilling its oversight responsibilities and to make recommendations to the Board of Directors with respect to the compensation of the directors and executive officers, management development and succession, and the identification and recommendation of new director nominees. The principal responsibilities and duties of the CN Committee include:
•evaluating and recommending to the Board for approval the compensation plans and programs advisable for the Company, as well as evaluating and recommending to the Board for approval the modification or termination of existing plans and program;
•reviewing and approving the Company’s goals and objectives relevant to overall executive compensation philosophy;
•reviewing and approving corporate goals and objectives relevant to CEO and other executive officer compensation, evaluating the performance of the CEO and other executive officers in light of those goals and objectives and with appropriate input from other independent directors, determining and recommending to the Board for approval, the compensation levels for the CEO and other executive officers based on this evaluation with the deliberations and voting on the CEO’s compensation;
•selecting and appointing the CEO and providing oversight to the appointment and termination of other executive officers of the Company;
•evaluating and making recommendations to the Board with respect to appropriate forms and amounts of compensation for non-employee directors of the Company to ensure that it properly aligns the interests of directors with the long-term interests of the Company;
•administering the Company’s equity-based plans and management incentive compensation plans and make recommendations to the Board about amendments to such plans and the adoption of any new employee incentive compensation plans; and
•assisting the Board in overseeing that succession planning programs are in place for the CEO and other executive officers.
The responsibilities of the chair of the CN Committee are set forth in a written position description, which provides that the chair of the CN Committee shall, amongst other things:
•provide leadership to enable the CN Committee to act effectively in carrying out its duties and responsibilities as described in the CN Committee charter;
•chair meetings of the CN Committee and encourages a free and open discussion at the meetings;
•establish and oversee procedures to govern the CN Committee’s work and ensure the CN Committee discharges its duties; and

118519292

•report to the Board, where appropriate, on behalf of the CN Committee, on matters reviewed and on any decisions or recommendations made by the CN Committee, and act as a liaison between the CN Committee and the Board.
Audit Committee
Composition of the Audit Committee
The Audit Committee of the Board (the “Audit Committee”) assists the Board in fulfilling its responsibilities for oversight of accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things: monitoring the integrity of the Company’s financial statements and corporate accounting, monitoring systems and procedures for financial reporting and internal control; reviewing certain public disclosure documents and financial information that will be provided to shareholders and other, including the Company’s annual audited financial statements and unaudited quarterly financial statements; reviewing the Company’s compliance with certain legal and regulatory requirements; evaluating the independent auditors’ qualifications and independence; monitoring the performance of the Company’s internal audit function and the Company’s independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services; and providing an open avenue of communication among independent auditors, financial and senior management and the Board. The Audit Committee is also responsible for oversight and control of related party transactions.
The Audit Committee is responsible for reviewing with Management the Company’s risk management policies, the timeliness and accuracy of the Company’s regulatory filings and all related party transactions as well as the development of policies and procedures related to such transactions.
The Audit Committee also has the authority to approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities.
As at the date of this Information Circular, the following are the members of the Audit Committee:

Name of Member	Independent(1)	Financially Literate(2)
Shasheen Shah(3)	Yes	Yes
Peter Derby	Yes	Yes
Karl Johansson(4)	Yes	Yes
Notes:
(1)A member of the Audit Committee is independent if he or she has no direct or indirect “material relationship” with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. An executive officer of the Company, such as the President or Secretary, is deemed to have a material relationship with the Company.
(2)A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
(3)Shasheen Shah was appointed to the Audit Committee effective as of December 5, 2023.
(4)Chair of the Audit Committee.

The responsibilities of the chair of the Audit Committee are set forth in a written position description, which provides that the chair of the Audit Committee shall, amongst other things:

118519292

•provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described in the Audit Committee charter;
•assist the Audit Committee and the individual members thereof in understanding and discharging their respective duties and responsibilities;
•ensure that there is an effective relationship between management, the members of the Audit Committee and the internal and external auditors of the Company;
•chair meetings of the Audit Committee and encourage a free and open discussion at the meetings;
•ensure the Audit Committee meets as necessary or appropriate to fulfill its mandate in accordance with the Audit Committee charter;
•facilitate the Audit Committee’s discharge of its duties and responsibilities pertaining to the review of financial disclosure, the engagement and/or supervision of internal and external auditors and other matters relating to the financial affairs and risk management of the Company;
•discuss as necessary with the Board and/or the CN Committee the skills, experience and talents required for the members of the Audit Committee on an ongoing basis, given the Company’s industry, business model, strategy and risk profile;
•take reasonable steps to ensure that a proper procedure is in place for reviewing the adequacy of the Audit Committee charter from time to time and assist in making recommendations as appropriate for amendments to the Audit Committee charter, and assessing on a regular basis, but at least annually, the Audit Committee’s effectiveness and the need for improvements; and
•report to the Board, where appropriate, on behalf of the Audit Committee on matters reviewed and on any decisions or recommendations made by the Audit Committee, and act as a liaison between the Audit Committee and the Board.
Relevant Education and Experience
Each member of the Audit Committee has experience relevant to his or her responsibilities as an Audit Committee member. See the biography of each member of the Audit Committee set forth under the heading “Number of Directors and Election of Directors” in this Information Circular for a description of the education and experience of each Audit Committee member.
Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.
Reliance on Certain Exemptions
At no time since the commencement of the Company’s most recently completely fiscal year has the Company relied on an exemption from National Instrument 52-110 – Audit Committees (“NI 52-110”), in whole or in part, granted under Part 8 of NI 52-110.
Further information about our Audit Committee can be found in the "Audit Committee" section and in Appendix A – Mandate of the Audit Committee of Curaleaf Holdings, Inc. of our annual information form filed on March 6, 2024, which can be found on our profile at www.sedarplus.ca or at www.sec.gov.

118519292

Governance Committee
The Board has implemented a governance committee (the “Governance Committee”). The Governance Committee currently consists of Shasheen Shah as chair of the committee. This committee was formed and its charter was approved by the Board in December 2023. This committee will start functioning once other members are appointed. The role and responsibility of the Governance Committee relates to the development and oversight of corporate governance practices within the Company to facilitate effective operation of the Board and its committees as well as good practices on the part of individual Board members. The Governance committee is also charged with reviewing the Company’s corporate governance guidelines, the Board charter and committee charters and other corporate policies such as the Company’s insider trading policy. The Governance Committee is also charged with overseeing the Company’s policies and practices with respect to Environmental, Social and Governance matters.
The responsibilities of the chair of the Governance Committee are set forth in a written position description, which provides that the chair of the Governance Committee shall, amongst other things:
•provide leadership to enable the Governance Committee to act effectively in carrying out its duties and responsibilities as described in the Governance Committee charter and as otherwise may be appropriate;
•assist the Governance Committee and the individual members thereof in understanding and discharging their duties and responsibilities;
•chair meetings of the Governance Committee and encourage free and open discussion at the meetings;
•ensure the Governance Committee meets as necessary or appropriate to fulfill its mandate in accordance with the Governance Committee charter;
•establish and oversee procedures to govern the Governance Committee’s work and ensure the Committee fully discharges its duties;
•discuss as necessary with the Board and/or the CN Committee the skills, experience and talents required for the members of the Governance Committee on an ongoing basis, given the Company’s industry, business model, strategy and risk profile;
•take reasonable steps to ensure that a proper procedure is in place for reviewing the adequacy of the Governance Committee charter from time to time and assist in making recommendations as appropriate for amendments to the Governance Committee charter, and assess on a regular basis, but at least annually, the Governance Committee’s effectiveness and the need for improvements; and
•report to the Board, where appropriate, on behalf of the Governance Committee, on matters reviewed and on any decisions or recommendations made by the Governance Committee, and act as a liaison between the Governance Committee and the Board.
Assessments
The Company has implemented an effectiveness assessment questionnaire to evaluate the performance of the Board as well as certain key governance matters identified by the Governance Committee. Each Board member has met with the members of the Governance Committee to answer the questionnaire and discuss the governance of the Company generally. The questionnaire addresses Board structure and composition, Board leadership, strategic planning, risk management, operational performance and Board

118519292

processes and effectiveness and asked not only to comment on the Board’s current structure and practices but also to propose improvements.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as described herein or in our Management’s Discussion and Analysis for the fiscal year ended December 31, 2023 under the heading “Related Party Transactions”, to the knowledge of the Company, no “informed person”, proposed director, or any associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since January 1, 2023 or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means, among others, (i) a director or executive officer of the Company or of a subsidiary of the Company, (ii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution, and (iii) a reporting issuer that has purchased, redeemed, or otherwise acquired any of its securities, for so long as it holds any of its securities.
ADDITIONAL INFORMATION
Financial information is provided in the financial statements and related management’s discussion and analysis of the results for the period ended December 31, 2023. Shareholders wishing to receive a copy of such materials should mail a request to the Company at 666 Burrard Street, Suite 1700, Vancouver, BC, V6C 2X8.
Additional information relating to the Company is also available free of charge on SEDAR+ at .www.sedarplus.ca
SHAREHOLDER PROPOSALS
Under the BCBCA, a person submitting a proposal must own at least one voting share and must have held at least one voting share for an uninterrupted period of at least two years before the date of signing the proposal. In addition, the proposal requires the signature of shareholders who, together with the submitting shareholder, are registered or beneficial owners of shares that, in the aggregate: (a) constitute at least 1% of the issued shares of the company that carry the right to vote at general meetings; or (b) have a fair market value exceeding $2,000. Any such proposal must be received at the registered office of the company at least three months before the anniversary of the previous year’s annual reference date and comply with the other applicable provisions of the BCBCA.
Any notice of a shareholder proposal intended to be raised at the annual general meeting of shareholders of the Company to be held during 2025 must be submitted to the Company at its registered office, on or before March 14, 2025, to be considered for inclusion in the management information circular for that annual general meeting of shareholders.
NON-GAAP FINANCIAL AND PERFORMANCE MEASURES
Curaleaf reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”) and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) prescribes disclosure requirements that apply to the non-GAAP financial measures.
In this Information Circular, the following non-GAAP financial measures are used by the Company: Organic global revenue, Organic Adjusted EBITDA and free cash flow. Management believes that these

118519292

non-GAAP and other financial measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide key metrics of its performance. These financial measures are not recognized under GAAP, do not have any standardized meaning prescribed under GAAP and may differ from similar computations as reported by other issuers, and accordingly may not be comparable. These measures should not be viewed as a substitute for the related financial information prepared in accordance with GAAP.
“Organic Global Revenue” is defined by Curaleaf as total revenue, net, less revenue generated through current year acquisitions.
"Organic Adjusted EBITDA" is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization, less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs, and less adjusted EBITDA generated through current year acquisitions.
“Free Cash Flow” is defined by Curaleaf as net cash provided by operating activities from continuing operations less the purchases of property, plant and equipment, net of proceeds from disposals (i.e. net capital expenditures).
Curaleaf considers these measures to be an important indicator of the financial strength and performance of its business. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, our reported GAAP financial results as indicators of our performance, and they may not be comparable to similarly named measures from other companies.

118519292

i.
BOARD CHARTER
Purpose
This charter prescribes the role of the board of directors (the “Board”) of Curaleaf Holdings, Inc. (the “Company”). This charter is subject to the provisions of the Company’s articles of incorporation, as well as applicable laws and the rules of any stock exchange on which the Company’s securities are listed for trading. This charter is not intended to limit, enlarge or change in any way the responsibilities of the Board as determined by such articles, applicable laws and exchange rules.
Role
The Board is responsible for the stewardship of the Company and its business and is accountable to shareholders for the performance of the Company.
In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
While it is management’s duty to run the Company’s business on a day-to-day basis, the Board also has a duty to manage the business and affairs of the Company. To this end, the Board is expected to focus on guidance and strategic oversight, with the goal of increasing shareholder value over the long term.
The Board will discharge its duties directly and through the committees that may exist from time to time.
Composition
The Board shall be comprised of that number of directors as shall be determined from time to time by the Board, in accordance with the Company’s articles.
Responsibilities
Without limiting the Board’s governance obligations, general Board responsibilities shall include the following:
approving a corporate philosophy and mission;
selecting, monitoring, advising, evaluating, compensating, and, if necessary, replacing the Chief Executive Officer (the “CEO”) and other senior executives and ensuring orderly and proper management succession;
reviewing and approving management’s strategic and business plans, including developing an in-depth knowledge of the business being served, understanding and questioning the plan’s assumptions, and reaching an independent judgment as to the probability that the plans can be realized;
reviewing and approving the Company’s financial objectives, plans, and actions, including significant capital allocations and expenditures;
reviewing and approving material transactions not in the ordinary course of business;
monitoring corporate performance against the strategic business plans, including overseeing operating results on a regular basis to evaluate whether the business is being properly managed;
118519292

ensuring ethical behaviour and compliance with laws and regulations, auditing and accounting principles, and the Company’s own governing documents;
assessing its own effectiveness in fulfilling these and other Board responsibilities; and
performing such other functions as are prescribed by law, or assigned to the Board in the Company’s constating documents.
Meetings
The Board will meet at least quarterly, with additional meetings scheduled as required. Each director has a responsibility to attend and participate in meetings of the Board.
The Board shall fix its own procedures at meetings and for the calling of meetings. Independent directors may meet before or after each Board meeting or more often if required. All independent directors shall meet in an executive session in the absence of management and any other non-independent directors following each regularly scheduled and special meeting of the Board.
The Board may invite any of the Company’s officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.
Directors are expected to be active and engaged in discharging their duties and to keep themselves informed about the business and operations of the Company. Directors are expected to attend all meetings of the Board and of the Committees on which they serve and review, in advance, the meeting materials.
The proceedings and deliberations of the Board and its Committees are confidential. Each director shall maintain the confidentiality of all information received in his/her capacity as a director of the Company.
Meetings may be held in person, telephonically or virtually.
Decisions Requiring Prior Board Approval
In addition to those specific matters requiring prior Board approval pursuant to the Company’s articles or applicable laws, the Board will be responsible for approving the following:
interim and annual financial statements, provided that the Board may delegate to the Audit Committee the responsibility to review and approve such interim financial statements;
major strategic plans, business plans and capital expenditure budgets;
raising of debt or equity capital and other major financial activities;
hiring, compensation and succession for the CEO and other senior executives;
major organizational restructurings, including spin-offs;
material acquisitions and divestitures; and
major corporate policies.
Advisers

Each director and committee shall have full and complete access to management and any outside advisers and counsel to the Company. The Board shall have authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Board in the performance of its functions. The Company shall provide appropriate funding for such advisors as determined by the Board.
Quorum and Voting
The majority of the Board shall constitute a quorum for the transaction of business at a meeting. At a meeting, any question shall be decided by a majority of the votes cast.
Secretary
Unless otherwise determined by resolution of the Board, the Corporate Secretary of the Company or his/her delegate shall be the Secretary of the Board.
Records
The Board shall keep such records as it may deem necessary of its proceedings. The Chair will prepare and distribute the meeting agenda and minutes to the Board in consultation with the CEO and the Corporate Secretary. Recording of a meeting is not permitted unless all participants to the meeting agree to be recorded.
Adopted by the Board of Directors on December 5, 2023.